EXHIBIT 99.2

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise indicated, the following information is given as at June 14, 2016 and all amounts in dollars refer to Canadian currency, unless stated otherwise.

SOLICITATION OF PROXIES BY MANAGEMENT

This management information circular (this "Circular") is provided in connection with the solicitation by the management of Neptune Technologies & Bioressources Inc. (the "Corporation") of proxies to be used at the annual and special meeting (the "Meeting") of the shareholders of the Corporation (the "Shareholders") to be held at the McCord Museum, located at 690 Sherbrooke Street West, Montreal, Quebec H3A 1E9, Canada, on July 12, 2016 at 10:30 a.m., and any adjournment thereof for the purposes set out in the accompanying notice of Meeting (the "Notice of Meeting"). It is expected that the solicitation will be made primarily by mail. However, directors, officers and employees of the Corporation may also solicit proxies by telephone, fax, email or in person. The cost of solicitation of proxies will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors of the Corporation ("Directors") and officers of the Corporation. Each Shareholder who is entitled to vote at the Meeting is entitled to appoint a person, who need not be a Shareholder of the Corporation, to represent him or her at the Meeting other than those whose names are printed on the accompanying form of proxy by inserting such other person's name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy. To be valid, the duly completed form of proxy must be deposited at the offices of Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting or with the Secretary or the Chairman of the Meeting at the time and place of the Meeting or any adjournment thereof. The instrument appointing a proxy-holder must be executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporate body, by its authorized officer or officers.

A Shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time but no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or with the Secretary or the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

In addition, a proxy may be revoked by the Shareholder executing another form of proxy bearing a later date and depositing same at the offices of Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time but no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting or with the Secretary or the Chairman of the Meeting at the time and place of Meeting or any adjournment thereof or by Shareholders personally attending the Meeting and voting his or her shares.

EXERCISE OF DISCRETION BY PROXIES

All common shares of the Corporation (the "Common Shares") represented at the meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the management designees, if named as proxy, will vote in favour of all the matters set out herein. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting, such Common Shares will be voted by the persons so designated at their discretion. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters.

NON-REGISTERED SHAREHOLDERS

Only registered Shareholders, or proxy holders duly appointed by the Shareholders, are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Shareholder") are registered either:

(a)
in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of the Common Shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)
In the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54‑101 of the Canadian Securities Administrators, entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer", the Corporation has distributed copies of the Notice of Meeting and this Circular (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders, and often use a service Corporation for this purpose. Non-Registered Shareholders will either:

(a)
typically, be provided with a computerized form (often called a "voting instruction form") which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service Corporation, will constitute voting instructions which the Intermediary must follow. The Non-Registered Shareholder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its Service Corporation in accordance with the instructions of the Intermediary or service Corporation. In certain cases, the Non-Registered Shareholder may provide such voting instructions to the Intermediary or its service Corporation through the Internet or through a toll-free telephone number; or

(b)
less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares which they beneficially own.

Should a Non-Registered Shareholder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service Corporation. Should a Non-Registered Shareholder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Shareholder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out at (b) above.

In all cases, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Shareholder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

RECORD DATE

Shareholders registered as at May 31, 2016 (the "Record Date") are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the proxy to attend and vote, deliver their proxies at the place and within the time set forth in this Circular.

VOTING SHARES

The authorized share capital of the Corporation is composed of an unlimited number of Common Shares. Each holder of Common Shares has the right to vote at any meeting of the Shareholders of the Corporation.

As at the Record Date, there were 77,974,648 issued and outstanding Common Shares of the Corporation, each entitling its holder to one (1) vote.

The by-laws of the Corporation provide that during any meeting of the Shareholders, the attendance, in person or by proxy, of the Shareholders representing ten percent (10%) of the Common Shares shall constitute a quorum.

PRINCIPAL SHAREHOLDERS

As at the Record Date, to the best knowledge of the Corporation, no corporation and none of the Directors or executive officer of the Corporation or other person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the Corporation's Common Shares.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of the Corporation's knowledge, no one who has been a (i) Director or executive officer of the Corporation at any time since the beginning of the Corporation's last financial year; (ii) a proposed nominee for election as a Director of the Corporation and (iii) an associate or affiliate of the persons or Companies listed in (i) and (ii) above, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon other than the election of Directors and the interest of those individuals listed above who are eligible participants in the Equity Incentive Plan (as defined below) and the adoption of such plan.

PARTICULARS OF MATTERS TO BE ACTED UPON

PRESENTATION OF FINANCIAL STATEMENTS

The annual audited financial statements for the financial year of the Corporation ended February 29, 2016 and the report of the auditors thereon (the "Annual Report") will be placed before the Meeting. The Annual Report was mailed to Shareholders who requested a copy and is also available on SEDAR at www.sedar.com and the Corporation's website at www.neptunekrilloil.com.

ELECTION OF DIRECTORS

The Corporation's articles currently provide that the board of directors of the Corporation (the "Board" or the "Board of Directors") may consist of a maximum of ten directors (the "Directors"). The Board has determined to nominate each of the nine persons listed below for election as a Director at the Meeting. The Corporation's Board is currently composed of seven Directors. The Board recommends that Shareholders vote FOR the election of each of the nine nominees as Directors.

The persons named in the enclosed form of proxy intend to vote for the election of the nine nominees whose names are set forth below. Management does not contemplate that any such nominees will be unable to serve as a Director of the Corporation. However, if, for any reason, any of the proposed nominees does not stand for election or is unable to serve as such, proxies in favour of management designees will be voted for another nominee at their discretion unless the Shareholder has specified in his proxy that his shares are to be withheld from voting in the election of Directors.

The Directors are appointed at each annual meeting of the Shareholders to hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed. The Directors hold office for a term expiring at the conclusion of the next annual meeting of Shareholders or until their successors are elected or appointed and will be eligible for re-election. A Director appointed by the Board between meetings of Shareholders or to fill a vacancy will be appointed for a term expiring at the conclusion of the next annual meeting or until his or her successor is elected or appointed and will be eligible for election or re-election.

Majority Voting Policy

The Board has adopted a policy that entitles each Shareholder to vote for each nominee on an individual basis. The policy also stipulates that if the votes in favour of the election of a Director represent less than a majority of the Common Shares voted and withheld, the nominee will submit his or her resignation promptly after the Meeting for the consideration of the Board. After reviewing the matter, the Board's decision whether to accept or reject the resignation offer will be disclosed to the public within 90 days of the Meeting. The Board has discretion to accept or reject a resignation. However, the Board must accept the resignation absent exceptional circumstances. The nominee will not participate in any Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested elections.

Nominees for Election as Director

The following table sets out the name and the province and country of residence of each of the persons proposed for election as Directors, and all other positions and offices with the Corporation held by such person, his or her principal occupation, the year in which the person became a Director of the Corporation, and the number of Common Shares of the Corporation and its publicly listed subsidiary, Acasti Pharma Inc. ("Acasti"), that such person has declared to beneficially own, directly or indirectly, or over which control or direction is exercised by such person as at the date indicated below.

Name, province or state, as the case may be, and country of residence and position with the Corporation	Principal Occupation	First year as Director	Number of Common Shares of the Corporation beneficially owned or over which control is exercised as at the Record Date	Number of common shares of Acasti beneficially owned or over which control is exercised as at Record Date
Pierre Fitzgibbon Québec, Canada Chairman of the Board	Managing Partner at Walter Capital Partners	2014	100,000	500
Ronald Denis Québec, Canada	Chief of Surgery at Sacré‑Coeur Hospital in Montréal	2000	87,915	7,250

Name, province or state, as the case may be, and country of residence and position with the Corporation	Principal Occupation	First year as Director	Number of Common Shares of the Corporation beneficially owned or over which control is exercised as at the Record Date	Number of common shares of Acasti beneficially owned or over which control is exercised as at Record Date
Katherine Crewe Québec, Canada	Chair, TEC Canada	2015	-	-
James S. Hamilton Québec, Canada	President and CEO of the Corporation	2015	42,000	-
John M. Moretz North Carolina, United States of America	Chief Executive Officer and President, Moretz Marketing, LLC	2014	1,697,007	80,000
Victor Neufeld Ontario, Canada	President and Chief Executive Officer of Aphria Inc.	-	10,000	-
François R. Roy Québec, Canada	Corporate Director	2015	-	-
Richard P. Schottenfeld New York, United States of America	Managing Partner & CEO of Schottenfeld Group, LLC	-	4,159,896	235,906
Leendert H. Staal Maryland, United States of America	Independent consultant and owner of Staal Consulting, LLC.	2015	-	-

The information as to voting securities beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information is not within the knowledge of the Corporation and has been furnished by the respective nominees. The following is a brief biography of the nominees:

Pierre Fitzgibbon – Chairman of the Board and Director

Mr. Fitzgibbon is Managing Partner at Walter Capital Partners since November 2015, a Montreal-based private equity firm. Before Walter Capital Partners, he was the President and Chief Executive Officer of Atrium Innovations Inc., a leader in the development, manufacturing and marketing of added value products for the health and nutrition industry, which was sold to corporations backed by the Permira funds in a transaction valued at over $1.1 billion. Prior to joining Atrium Innovations in 2007, Mr. Fitzgibbon was Senior Vice-President, Finance, Technology and Corporate Affairs at National Bank of Canada and Vice-Chairman of National Bank Financial. He holds a bachelor's degree in business administration from the École des hautes études commerciales of Montreal and a certificate in general management from Harvard Business School. Mr. Fitzgibbon currently serves on the board of directors of other corporations including Lumenpulse Inc., Transcontinental Inc., WSP Global Inc. and Acasti (Mr. Fitzgibbon is not soliciting a renewal of his mandate as director of Acasti at the next annual and general meeting of shareholders of Acasti, currently scheduled for July 12, 2016).

Mrs. Katherine Crewe – Director
Ms. Crewe is a strong and proactive leader with a consistent track record for identifying and maximizing manufacturing and business processes. She has spent 30 years in the medical device and pharmaceutical manufacturing space for companies with sales and distribution networks spanning the globe. During her career, she held several executive positions in various operations and quality management positions. Most recently, Ms. Crewe was Managing Director, Canadian operations, at Mallinckrodt Pharmaceuticals and prior to this she was Vice President, Operations, at Cryocath Technologies. Ms. Crewe is currently Chair of TEC Canada, where she works with entrepreneurs, executives and business owners in understanding current challenges and opportunities and helps set objectives and goals, in order to meet new milestones. Ms. Crewe holds a Master of Engineering (Biomedical) from McMaster University and a Bachelor of Science (Chemical Engineering) from Queen's University.
Dr. Ronald Denis - Director
Dr. Ronald Denis has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Also, since 1987, Dr. Denis has occupied the position of medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

James S. Hamilton – Director, President and Chief Executive Officer

Mr. Jim Hamilton became a director and President and CEO of Neptune, and a director of Acasti in 2015. Prior to this, he was Vice President Human Nutrition and Health, North America, and President of DSM Nutritional Products USA. He also served on the global management team of DSM Nutritional Products, an organization with over $2 billion in sales and operations in more than 40 countries.

During the course of his over 30-year career, Jim has played a leading role in nutritional ingredients for the dietary supplement, food, animal feed, and personal care industries. Jim's industry knowledge and innovative approach have made him a valuable contributor to several trade associations. He is a past chairman of the Board of Directors of the Council for Responsible Nutrition (CRN). He currently sits on the Board of Directors for Vitamin Angels, a non-for-profit organization which provides life changing vitamins for children in need. Jim is a graduate of Concordia University in Montreal, and he has attended numerous business and leadership programs at the London Business School and INSEAD.

John M. Moretz – Director

Mr. Moretz currently serves as Chief Executive Officer and President of Moretz Marketing, LLC and is Managing Director for Kathy Ireland, LLC. In addition, he is the managing director for various real estate entities, including LaMoe, LLC and Moretz Mills, LLC. Mr. Moretz spent 39 years in the hosiery industry. He served as the Chairman and Chief Executive Officer of Gold Toe Moretz Holdings Corp. and its subsidiaries prior to its acquisition by Gildan Activewear Inc. in 2011. Mr. Moretz also founded Moretz Marketing in 1987 to create and manage lifestyle brands and create licensing opportunities.

Victor Neufeld – Proposed Director

M. Neufeld is the President and Chief Executive Officer of Aphria. Vic is the former CEO of Jamieson Laboratories ("Jamieson"), Canada's largest manufacturer and distributor of natural vitamins, minerals, concentrated food supplements, herbs and botanical medicines. Mr. Neufeld brings 15 years of experience as a chartered accountant and partner with Ernst & Young and 21 years as CEO of Jamieson. During his tenure with Jamieson, the company went from $20 million in annual sales to over $250 million and expanded the company's distribution network to over 40 countries, building Jamieson to a globally recognized brand name. Mr. Neufeld, a native of Leamington, Ontario, earned a Bachelor's degree in Economics from Western University, Honours degree in business from the University of Windsor and an MBA from the University of Windsor. Vic is also a CPA.

François R. Roy – Director

Mr. Roy has extensive experience as a corporate director and executive in the private and public sectors. Most recently, Mr. Roy was Vice Principal (Administration and Finance) at McGill University, and also held the positions of Chief Financial Officer at Télémedia, and Executive Vice President and Chief Financial Officer at Québecor Inc. He currently sits on the boards of numerous public companies and the advisory boards of several private corporations, including, Transcontinental Inc., Ovivo Inc., and Noranda Income Fund. Mr. Roy is also a strong supporter of arts and culture. He has served on the boards of several not-for-profit organizations, including the Montreal Museum of Fine Arts, the Canadian Centre for Architecture and the Opéra de Montréal. Mr. Roy holds a Bachelor of Arts and a Master of Business Administration degree from the University of Toronto.

Richard P. Schottenfeld – Proposed Director

M. Schottenfeld is the founder and Chairman of Schottenfeld Group holding, the parent company of Koyote Capital which is a proprietary trading firm in New York City. He has also served as the general partner of Schottenfeld Associates and the Schottenfeld Opportunity Fund. Mr. Schottenfeld is a graduate of Franklin & Marshall College with degrees in both Economics and Government. Mr. Schottenfeld has been a frequent guest on CNBC and other business news programs.

Leendert H. Staal – Director

Dr. Staal is a seasoned and accomplished senior executive with a strong track record of value creation. Dr. Staal has held numerous senior level positions within the DSM group, most recently as President and Chief Executive Officer of DSM Nutritional Products and previously as President and Chief Executive Officer of DSM Pharmaceuticals. Dr. Staal also held the position of Group Vice President of Quest International and was Chairman of Unipath (a wholly owned subsidiary of Unilever). He is currently an independent consultant and owner of Staal Consulting LLC, focusing on Mergers & Acquisitions and business strategy. Recently, he has been providing consulting services in connection with Neptune's Sherbrooke plant, where he is part of a team enhancing and optimizing plant output. Dr. Staal has a Ph.D. in Chemistry from the University of Amsterdam.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, none of the nominees for election as Director of the Corporation is as at the date hereof, or within 10 years before the date hereof:

(i)
is, or has been a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any corporation that was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant corporation access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order"), which Order was issued while the director or executive officer was acting in the capacity as director, CEO or CFO;

(ii)
 was subject to an Order that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO;

(iii)
is, or has been a director or executive officer of any corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(iv)
has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, with the exception of:

(a) Mr. Roy who was a director of Komunik Corporation from February 2007 until April 1, 2008, approximately eight months before such corporation voluntarily filed for protection under the Companies' Creditors Arrangement Act (Canada) on November 18, 2008.
(b) Mr. Roy who was a director of Pixman Nomadic Media Inc. until November 27, 2009, more than two months before such corporation filed a notice of intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). Between November 3, 2009 and February 17, 2010, the Alberta Securities Commission, the British Columbia Securities Commission, the Ontario Securities Commission and the Autorité des marchés financiers issued cease trade orders in respect of Pixman Nomadic Media Inc. in connection with its failure to file certain financial statements and other continuous disclosure documents within the prescribed delays.

Furthermore, to the knowledge of the Corporation, no nominee has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a nominee.

Voting for election of Directors is by individual voting and not by slate voting. You can vote your Common Shares for the election of all of these nominees as Directors of the Corporation; or you can vote for some of these nominees for election as Directors and withhold your votes for others; or you can withhold all of the votes attached to the Common Shares you own and, thus, not vote for the election of any of these nominees as Directors of the Corporation.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ELECTION OF THE PROPOSED NOMINEES AS DIRECTORS OF THE CORPORATION FOR THE ENSUING YEAR.

The voting rights pertaining to Common Shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the election of the proposed nominees as Directors of the Corporation for the ensuing year.

APPOINTMENT OF AUDITORS

At the Meeting, Shareholders will be asked to appoint the firm of KPMG LLP to hold office as the Corporation's auditors until the close of the next annual general meeting of Shareholders and to authorize the Board of Directors to fix their remuneration. The auditors will hold office until the next annual general meeting of Shareholders or until their successors are appointed. KPMG LLP has been acting as auditors for the Corporation since September 25, 2006.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE APPOINTMENT OF KPMG LLP AS, AS AUDITORS FOR THE CORPORATION AND TO AUTHORIZE THE BOARD TO DETERMINE THEIR REMUNERATION.

The voting rights pertaining to Common Shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the appointment of KPMG LLP, as auditors for the Corporation and to authorize the Board to determine their remuneration.

For the financial years ended February 29, 2016 and February 28, 2015, the Corporation was billed the following fees for audit, audit-related, tax and all other services provided to the Corporation by its external auditor, KPMG LLP:

	Financial Year Ended February 29, 2016	Financial Year Ended February 28, 2015
Audit Fees (1) ……………………………………	$246,520	$224,825
Audit-Related Fees (2) ………………………….	$55,725	$65,450
Tax Fees (3) …………………………………….	$124,500	$87,475
All Other Fees (4) ……………………………....	$32,500	-
Total Fees Paid ……………………………….	$459,245	$377,750

1.
 "Audit fees" consist of fees for professional services for the audit of the Corporation's annual financial statements, interim reviews and limited procedures on interim financial statements, securities filings, Sarbanes–Oxley Act Section 404 opinions and consultations on accounting or disclosure issues.

2.
"Audit-related fees" consist of fees for professional services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and which are not reported under "Audit Fees" above.

3.	"Tax fees" consist of fees for professional services for tax compliance, tax advice and tax planning. Tax fees include, but are not limited to, preparation of tax returns and R&D tax credit claims.
4.	"Other fees" include all other fees billed for professional services other than those mentioned hereinabove. These fees billed during Fiscal 2016 are related to IT system acquisition services.

RENEWAL OF EQUITY INCENTIVE PLAN

As a result of the Corporation's desire for more flexibility in granting certain equity incentive awards, including restricted shares, restricted share units, performance share units, deferred share units and other stock-based awards (collectively referred to as "Awards"), the Board unanimously adopted the Corporation's equity incentive plan (the "Equity Incentive Plan") on January 30, 2013, subject to Shareholder approval obtained on June 27, 2013.

In accordance with the requirements of the Toronto Stock Exchange (the "Exchange" or the "TSX") every three years after adoption, all unallocated Awards, rights and other entitlements under a security-based compensation arrangement which do not have a fixed maximum number of securities issuable thereunder (commonly referred to as "rolling plans"), must be approved by a majority of Shareholders. As total number of Common Shares available for issuance under the Equity Incentive Plan is equal to a number that shall not exceed 2.5% of the issued and outstanding Common Shares of the Corporation from time to time and was last approved by Shareholders on June 27, 2013, the Shareholders are required to approve all unallocated Awards issuable pursuant to the Equity Incentive Plan by no later than June 26, 2016.

As the Meeting is currently scheduled after June 26, 2016, which is more than three years from the date the Equity Incentive Plan was last approved by Shareholders, all unallocated Awards will be cancelled and the Corporation will not be permitted to make further grants under the Equity Incentive Plan until Shareholder approval is obtained. Shareholders are therefore being asked at the Meeting to pass a resolution approving the renewal of the Equity Incentive Plan and approve all unallocated Awards, rights or other entitlements under the Equity Incentive Plan to remain in effect until July 12, 2019. Whether or not the proposed resolution is approved by Shareholders, all allocated Awards under the Equity Incentive Plan will continue unaffected.

If the resolution approving the renewal of the Equity Incentive Plan and the unallocated Awards under the Equity Incentive Plan (the "Equity Incentive Plan Resolution") is not approved by Shareholders at the Meeting, then no new Awards will be granted pursuant to the Equity Incentive Plan.

Equity Incentive Plan – Summary

The following is a summary of important provisions of the Equity Incentive Plan. It is not a comprehensive discussion of all of the terms and conditions of the Equity Incentive Plan. Readers are advised to review the full text of the Equity Incentive Plan to fully understand all terms and conditions of the Equity Incentive Plan. A copy of the Equity Incentive Plan can be obtained by contacting the Corporation's Corporate Secretary.

Purpose. The purpose of the Equity Incentive Plan is to promote the Corporation's interests and long-term success by providing Directors, officers, employees and consultants with greater incentive to further develop and promote the Corporation's business and financial success, to further the identity of interest of persons to whom certain Awards may be granted with those of the Shareholders generally through a proprietary ownership interest in the Corporation, and to assist the Corporation in attracting, retaining and motivating its Directors, officers, employees and consultants.

Administration. Under the Equity Incentive Plan, the Board of Directors can, at any time, appoint a committee to, among other things, interpret, administer and implement the Equity Incentive Plan on behalf of the Board of Directors in accordance with such terms and conditions as the Board may prescribe, consistent with the Equity Incentive Plan (provided that if at any such time such a committee has not been appointed by the Board of Directors, the Equity Incentive Plan will be administered by the Board of Directors).

Eligible Persons. Under the Equity Incentive Plan, Awards may be granted to any Director, officer, employee or consultant (as defined in the Equity Incentive Plan) of the Corporation or of a subsidiary (an "Eligible Person"). A participant ("Participant") is an Eligible Person to whom an Award has been granted under the Equity Incentive Plan.

Number of Securities Reserved for Issuance. Subject to the adjustment provisions provided for in the Equity Incentive Plan and the applicable rules and regulations of all regulatory authorities to which the Corporation is subject (including any stock exchange), the total number of Common Shares reserved for issuance pursuant to Awards granted under the Equity Incentive Plan will be equal to a number that shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

The aggregate maximum number of Common Shares available under the Equity Incentive Plan may be used for any type of Award. Subject to the provisions and restrictions of the Equity Incentive Plan, if any Award is exercised, cancelled, expired or otherwise terminated for any reason whatsoever, the number of Common Shares in respect of which an Award is exercised, cancelled, expired or otherwise terminated for any reason whatsoever, as the case may be, will again be immediately available for purchase pursuant to Awards granted under the Equity Incentive Plan.

Maximum Grant to Any Participants that are Insiders. If, and for so long as the Common Shares are listed on the Toronto Stock Exchange, the number of Common Shares (A) issuable, at any time, to Participants that are insiders, and (B) issued to Participants that are insiders within any 12-month period, pursuant to the Equity Incentive Plan, or when combined with all of Corporation's other security based share compensation arrangements shall not, in aggregate, exceed 10% of the total number of outstanding Common Shares on a non-diluted basis.

Restricted Shares. The Board of Directors is authorized to grant Restricted Shares to Eligible Persons subject to the terms and conditions of the Equity Incentive Plan and the requirements of the stock exchange where the Common Shares are listed for trading. Subject to the provisions of the Equity Incentive Plan and any applicable Award agreement, the Eligible Person shall generally have the rights and privileges of a Shareholder as to such Restricted Shares, including the right to vote such Restricted Shares. A Restricted Share Award will be subject to a Restricted Share Award agreement containing such terms and conditions, not inconsistent with the provisions of the Equity Incentive Plan, as the Board of Directors determines and which the stock exchange where the Common Shares are listed for trading allows. The number of Restricted Shares to be credited to each Eligible Person's account shall be computed by dividing (a) the Award value, by (b) the Market Price (as defined hereunder) of a Common Share on the day immediately preceding the grant date, with fractions rounded down to the nearest whole number.

In addition to any other restrictions set forth in an Eligible Person's Award agreement, until such time that the restricted period for the Restricted Shares has lapsed pursuant to the terms of the applicable Award agreement, which restricted period the Board may in its sole discretion accelerate at any time, the Eligible Person shall not be permitted to sell, transfer, pledge, or otherwise encumber the Restricted Shares.

For the purposes of the Equity Incentive Plan, "Market Price" at any date in respect of the Common Shares shall be the closing price of Common Shares on the Toronto Stock Exchange (and if listed on more than one stock exchange, then the highest of such closing prices) on the last business day prior to the relevant date (or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which the Common Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that the Common Shares did not trade on such business day, the Market Price shall be the average of the bid and asked prices in respect of the Common Shares at the close of trading on such date. In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of the Common Shares as determined by the Board in its sole discretion.

Restricted Share Units. The Board of Directors is authorized to grant Restricted Share Units ("RSUs") to Eligible Persons subject to the terms and conditions of the Equity Incentive Plan and the requirements of the stock exchange on which the Common Shares are listed for trading. The number of RSUs to be credited to each Eligible Persons' account shall be computed by dividing (a) the Award value, by (b) the Market Price of a Common Share on the day immediately preceding the grant date, with fractions rounded down to the nearest whole number. A Restricted Share Unit Award will be subject to a Restricted Share Unit Award agreement containing such terms and conditions, not inconsistent with the provisions of the Equity Incentive Plan, as the Board of Directors determines and which the stock exchange where the Common Shares are listed for trading allows.

The Board shall have the authority to condition the grant of RSUs upon the attainment of specified performance goals, or such other factors as the Board may determine in its sole discretion. The Board shall have the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of RSUs, provided that no RSU granted shall vest and be payable after December 31 of the third calendar year following the year of service for which the RSU was granted.

Performance Share Units. The Board of Directors is authorized to grant Performance Share Units ("PSUs") to Eligible Persons subject to the terms and conditions of the Equity Incentive Plan and the requirements of the stock exchange where the Common Shares are listed for trading. A Performance Share Unit Award will be subject to a Performance Share Unit Award agreement containing such terms and conditions, not inconsistent with the provisions of the Equity Incentive Plan, as the Board of Directors determines and which the stock exchange where the Common Shares are listed for trading allows. The number of PSUs to be credited to each Participant's account shall be computed by dividing (a) the Award value, by (b) the Market Price of a Common Share on the day immediately preceding the grant date, with fractions rounded down to the nearest whole number.

A Performance Share Unit granted under the Equity Incentive Plan may be denominated in Common Shares and will confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the Board of Directors establishes. Subject to the terms of the Equity Incentive Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Share Units granted, the amount of any payment or transfer to be made pursuant to any Performance Share Units and any other terms and conditions of the Performance Share Units will be determined by the Board of Directors.

Deferred Share Units. The Board of Directors is authorized to grant Deferred Share Units ("DSUs") to Eligible Persons subject to the terms and conditions of the Equity Incentive Plan and the requirements of the stock exchange where the Common Shares are listed for trading. A Deferred Share Unit Award will be subject to a Deferred Share Unit Award agreement containing such terms and conditions, not inconsistent with the provisions of the Equity Incentive Plan, as the Board of Directors determines and which the stock exchange where the Common Shares are listed for trading allows. The number of DSUs to be credited to each Participant's account shall be computed by dividing (a) the Award value, by (b) the Market Price of a Common Share on the day immediately preceding the grant date, with fractions rounded down to the nearest whole number. DSUs shall be settled on the date established in the Award agreement; provided, however that in no event shall a Deferred Share Unit Award be settled prior to the date of the applicable Participant's separation from service. If the Award agreement does not establish a date for the settlement of the DSUs, then the settlement date shall be the date of separation from service.

Other Share-Based Awards. The Board of Directors is authorized to grant to an Eligible Person, subject to the terms of the Equity Incentive Plan and the requirements of the stock exchange where the Common Shares are listed for trading, such other share-based Awards consisting of a right (A) which is other than a Restricted Share, a Restricted Share Unit, a Performance Share Unit, or a Deferred Share Unit and (B) which is denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares), as are deemed by the Board of Directors to be consistent with the purpose of the Equity Incentive Plan.

Causes of Cessation. In the event the Participant ceases to be an Eligible Person for any reason, other than the death of the Participant or the termination of the Participant for cause, then unless otherwise determined by the Board of Directors and set forth in an Award agreement, any Awards held by the Participant that are not yet vested (or for which the restricted period has not lapsed) at the date the Participant ceases to be an Eligible Person are immediately forfeited to the Corporation on such date.

In the event of the termination of the Participant for cause, all Awards held by such Participant will be immediately forfeited to the Corporation.

In the event of the death or disability of a Participant prior to the Participant ceasing to be an Eligible Person (A) a portion of the next instalment of any Awards due to vest (or for which the restricted period is due to lapse) shall immediately vest (or cease to be restricted) such portion to equal to the number of Awards next due to vest (or cease to be restricted) multiplied by a fraction the numerator of which is the number of days elapsed since the date of vesting (or lapse of restricted period) of the last instalment of the Awards (or if none have vested or have ceased to be restricted, the date of grant) to the date of disability or death and the denominator of which is the number of days between the date of vesting (or lapse of restricted period) of the last instalment of the Awards (or if none have vested or have ceased to be restricted, the date of grant) and the date of vesting (or lapse of restricted period) of the next instalment of the Awards; (B) unless otherwise determined by the Board of Directors and set forth in an Award agreement and subject to subsection (C), any Awards held by the Participant that are not yet vested (or for which the restricted period has not lapsed) at the date of disability or death are immediately forfeited to the Corporation on the date of disability or death; and (C) such Participant's eligibility to receive further grants of Awards under the Equity Incentive Plan ceases as of the date of disability or death.

Where a Director's term of office terminates for any reason other than death or disability of the Director or a breach by the Director of his or her fiduciary duty to the Corporation (as determined by the Board in its sole discretion), the Board may, in its sole discretion, at any time prior to or following the termination date, provide for the vesting (or lapse of restrictions) of any or all Awards held by a Director on the termination date.

Assignability. Awards granted under the Equity Incentive Plan are non-transferable and non-assignable to anyone other than to a "permitted assign" as defined in the Equity Incentive Plan.

Procedure for Amending. Subject to terms of the Equity Incentive Plan and any applicable requirements of the stock exchange where the Common Shares are listed for trading, the Board may, without notice or Shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

1.	making any amendments to the general vesting provisions or restricted period of each Award;

2.	making any amendments to the provisions governing the termination of employment or services;

3.
making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Board shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

4.
making any amendments not inconsistent with the Equity Incentive Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, having in mind the best interests of the Participants and the Corporation, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Board shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and the Corporation; or

5.
making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

Notwithstanding the foregoing, both the approval of the stock exchange where the Common Shares are listed for trading and the approval of Shareholders is required for amendments (A) which would increase the number of Common Shares issuable under the Equity Incentive Plan, except as otherwise provided pursuant to the provisions in the Equity Incentive Plan, and (B) which would increase the number of Common Shares issuable to insiders of the Corporation, except as otherwise provided pursuant to the provisions in the Equity Incentive Plan.

Subject to the terms of the Equity Incentive Plan with respect to a change in control of the Corporation, the Board of Directors shall not materially adversely alter or impair any rights or increase any obligations with respect to an Award previously granted under the Equity Incentive Plan without the consent of the Participant, as the case may be.

Other Material Information. Should the Corporation effect a subdivision or consolidation of Common Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Common Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Board of Directors will, subject to the prior approval of the stock exchange on which the Common Shares are listed for trading, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust: (a) the number of shares that may be acquired on the vesting of outstanding Awards and/or (b) the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Board will, subject to the prior approval of the of the stock exchange on which the Common Shares are listed for trading, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

Where the Board determines that the steps provided in the two immediately preceding paragraphs would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Board may permit the immediate vesting of any unvested Awards and immediate lapse of any restricted period.

The Board may, in its discretion, at any time prior to or following the termination of employment or services of a Participant, permit the acceleration of vesting (or restricted period) of any or all Awards, all in the manner and on the terms as may be authorized by the Board.

The Board has the right to determine that any unvested or unearned Awards subject to a Restricted Period outstanding immediately prior to the occurrence of a Change in Control shall become fully vested or earned or free of restriction upon the occurrence of such Change in Control. The Board of Directors may also determine that any vested or earned Awards shall be cashed out at the market price as of the date such Change in Control is deemed to have occurred, or as of such other date as the Board of Directors may determine prior to the Change in Control. Further, the Board of Directors shall have the right to provide for the conversion or exchange of any Awards into or for rights or other securities in any entity participating in or resulting from the Change in Control.

All option agreements entered into under the Corporation's Stock Option Plan (the "Stock Option Plan") and future option grants will continue to be governed by the terms of the Stock Option Plan.

Approval

The Board of Directors has determined that the proposed renewal of the Equity Incentive Plan and the unallocated Awards thereunder are in the best interests of the Corporation. Shareholders will be asked to approve the Equity Incentive Plan Resolution, the text of which, subject to such amendments, variations or additions as may be approved at the Meeting, is set forth below:

"BE IT RESOLVED THAT:

1.
all unallocated entitlements under the Equity Incentive Plan be and are hereby approved and that the Corporation be authorized to continue granting entitlements under the Equity Incentive Plan until July 12, 2019, which is the date that is three years from the date of this Meeting;

2.
the Board of Directors be and is hereby authorized on behalf of the Corporation to make any amendments to the Equity Incentive Plan as may be required by regulatory authorities or otherwise made necessary by applicable legislation, without further approval of the Shareholders of the Corporation, in order to ensure the approval of the unallocated entitlements and the efficient functioning of the Equity Incentive Plan; and

3.
any Director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions, and to complete all transactions in connection therewith."

To be adopted, the Equity Incentive Plan Resolution must be approved by at least a majority of the Shareholders of the Corporation, present in person or represented by proxy.

THE BOARD OF DIRECTORS BELIEVES THE PASSING OF THE EQUITY INCENTIVE PLAN RESOLUTION IS IN THE BEST INTEREST OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS OF THE CORPORATION VOTE IN FAVOUR OF THE EQUITY INCENTIVE PLAN RESOLUTION.

The voting rights pertaining to Common Shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Equity Incentive Plan Resolution.

OTHER MATTERS

Management of the Corporation is not aware of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should be properly brought before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

COMPENSATION DISCUSSION AND ANALYSIS

"Named Executive Officer" (or "NEO") means: (a) a CEO, (b) a CFO, (c) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, and (d) each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

During the fiscal year ended February 29, 2016 ("Fiscal 2016"), the Corporation had five NEOs, being, Mr. James S. Hamilton, the Corporation's President and CEO, Mr. Mario Paradis, the Corporation's Vice President & Chief Financial Officer ("CFO"), Mr. Michel Timperio, the Corporation's Head of Strategic Development, Mr. Mario Turcotte, the Corporation's Chief of Operations and Technical Support and Mr. Pierre Lemieux, Chief Operating Officer ("COO") of Acasti.

Compensation Governance

Compensation of executive officers and Directors of the Corporation is recommended to the Board of Directors by the Governance and Human Resources Committee (the "GHR Committee"). In its review process, the GHR Committee relies on input from management on the assessment of executives and Corporation performance.

During Fiscal 2016, the GHR Committee was composed of the following independent members: Mr. John M. Moretz, acting as chairperson, Dr. Ronald Denis and Mr. Pierre Fitzgibbon. The GHR Committee establishes management compensation policies and oversees their general implementation. All members of the GHR Committee have direct experience which is relevant to their responsibilities as GHR Committee members. All members are or have held senior executive or director roles within significant businesses, several also having public companies experience, and have a good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the Corporation's sector provides them with the understanding of the Corporation's success factors and risks, which is very important when determining metrics for measuring success.

Risk management is a primary consideration of the GHR Committee when implementing its compensation program. It does not believe that its compensation program results in unnecessary or inappropriate risk taking, including risks that are likely to have a material adverse effect on the Corporation. Payments of bonuses, if any, are not made unless performance goals are met.

For executive, more than half of target direct compensation (base salary + target STIP (as defined below) + target LTIP (as defined below)) is considered "at risk". This mix results in a strong pay-for-performance relationship and an alignment with Shareholders and competitive with other firms of comparable size in similar fields. The CEO makes recommendations to the GHR Committee as to the compensation of the Corporation's executive officers, other than himself, for approval by the Board. The GHR Committee makes recommendations to the Board of Directors as to the compensation of the CEO, for approval. The CEO's salary is based on comparable market consideration and the GHR Committee's assessment of his performance, with regard to the Corporation's financial performance and progress in achieving strategic performance.

Qualitative factors beyond the quantitative financial metrics are also a key consideration in determination of individual executive compensation payments. How executives achieve their financial results and demonstrate leadership consistent with the Corporation's values are key to individual compensation decisions.

The GHR Committee has authority to retain the services of independent compensation consultants to advise its members on executive compensation and related matters, and to determine the fees and the terms and conditions of the engagement of such consultants. During the financial year ended February 28, 2015, the GHR Committee retained the services of Hexarem Inc. ("Hexarem") to review the Corporation's executive compensation programs, including base salary, short-term and long-term incentives, total cash compensation levels and total direct compensation of certain senior positions, against those of peer groups of similar and larger size, as measured by market capitalization, biotechnology, pharmaceutical and nutrition companies listed or headquartered in North America.

All of the services provided by Hexarem were provided to the GHR Committee. The GHR Committee has assessed the independence of Hexarem and concluded that its engagement of Hexarem does not raise any conflict of interest with the Corporation or any of the Directors or executive officers. The total remuneration received by Hexarem during such financial year amounted to an aggregate value of $46,000 (plus taxes).  Hexarem also received a remuneration of $8,000 (plus taxes) for its advisory services rendered in connection with the new Board Compensation and Share Ownership Policy and the implementation of a similar share ownership policy for the Corporation's high executives during the current fiscal year. See section "Compensation Discussion and Analysis – Directors' Compensation" for more details.
The following two comparator groups were used to benchmark the NEO positions.

Canadian Pharmaceutical and Biotechnology Industries (n=14)		U.S. Vitamins and Nutritional Supplements Industry (n=11)
ProMetic Life Sciences Inc.	Merus Labs International Inc.	USANA Health Sciences Inc.	MYOS Corporation
Aurinia Pharmaceuticals Inc.	Nymox Pharmaceutical Corporation	Medifast Inc.	RiceBran Technologies
Tekmira Pharmaceuticals Corporation	BioSyent Inc.	Nature's Sunshine Products Inc.	Natural Alternatives International Inc.
QLT Inc.	Helix Biopharma Corp.	Nutraceutical International Corporation	Mannatech, Inc.
Cipher Pharmaceuticals Inc.	Oncolytics Biotech Inc.	MusclePharm Corp.	Cyanotech Corp.
Transition Therapeutics Inc.	Cardiome Pharma Corp.	Lifevantage Corporation
Aquinox Pharmaceuticals Inc.	Immunotec Inc.

Benchmarking Against the Canadian Market

The GHR Committee regularly reviews the competitiveness of its compensation programs and the compensation of certain senior positions against other organizations with whom we compete for talent. The GHR Committee retains the services of an independent advisor to select an appropriate comparator group and perform a compensation market review. Selected positions are normally reviewed every two or three years.

The comparator group proposed by the independent advisor and approved by the GHR Committee normally meets the following selection criteria:

•	publically-traded organizations;
•	in the pharmaceutical, nutrition or biotechnology industry; and
•	headquartered in Canada.

Compensation review results presented by the Corporation's independent consultant are size-adjusted to the scope of the Corporation. This method mitigates the impact that much larger companies may have on the competitive compensation levels. Exceptionally, certain senior positions may also be benchmarked against a similar group of U.S. based organizations.

Alignment at Target with 50th Percentile

The Corporation anchors its target compensation at the 50th percentile of the reference market with the following components: (i) 80/120 salary structure with midpoints anchored at the 50th percentile, (ii) STIP and LTIP targets fixed at the 50th percentile of the reference market, and (iii) competitive group benefits.

Summary of the Corporation's Compensation Programs

The components of our compensation programs are highlighted in the table below:

	What are the key features?	Primary objective	What does the compensation element reward?	How is the annual value or target determined?
ANNUAL BASE SALARY	Fixed compensation • Payable in cash • Revised annually and adjusted, as necessary	Provides a market competitive fixed rate of pay	Rewards skills, knowledge, responsibilities and experience	Targets are set at the 50th percentile of what is paid in the reference market for similar positions
SHORT-TERM INCENTIVE PLAN (STIP)	Variable compensation • Payable in cash following the end of each fiscal year	Encourages performance against our annual corporate and individual objectives	Rewards the achievement of our annual objectives	Targets are set at the 50th percentile of what is paid in the reference market for similar positions
LONG-TERM INCENTIVE PLAN (LTIP)
Variable compensation
• In forms of stock options, which vest over three years at a rate of 1/3 per year and expire after five years
• Generally granted annually at the beginning of each financial year
• Equity incentive grants
		Aligns interests of executives and shareholders	Rewards the creation of shareholder value	Targets are set at the 50th percentile of what is paid in the reference market for similar positions
EMPLOYEE BENEFITS AND PERQUISITES	Fixed compensation Group Benefits • Life, medical, dental and disability insurance Perquisites • RRSP Matching Program	Group Benefits • Provides employees and their families with assistance and security Perquisites • Complements executives' total compensation	---	Competitive overall with programs offered in comparable organizations
PENSION	The Corporation does not have any pension plan available for its executives or Directors	---	---	----

The Corporation's executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives' interests with those of the Corporation by providing a compensation which is competitive with the compensation received by executives employed by comparable companies and ensuring that the achievement of annual objectives is rewarded through the payment of bonuses and providing executives with long-term incentive through the grant of stock options.

Use of Fixed and Variable Pay Components

Compensation of NEOs is revised each year and has been structured to encourage and reward the executive officers on the bases of short-term and long-term corporate performance. In the context of the analysis of the compensation for Fiscal 2016, the following components were examined:

(i)	base salary;

(ii)	short term incentive plan, consisting of a cash bonus;

(iii)	long term incentive plan, consisting of stock options and equity incentive grants based on performance and/or time vesting conditions; and

(iv)	other elements of compensation, consisting of group benefits and perquisites.

Base Salary

Actual base salary paid to executives is set within a salary structure consistent with the Corporation's pay equity policy with a mid-point aligned with the 50th percentile value of the job within the comparator group. The actual paid salary is set in recognition of the individual's skills, experience and contribution.

Short Term Incentive Plan ("STIP")

STIP targets are aligned with the 50th percentile of our reference market and set as a percentage of the executive's base salary. Mr. James S. Hamilton, President and CEO, is eligible for up to a 50% target bonus (up to a 100% maximum bonus) of his annual base salary, Mr. Mario Paradis, CFO, is eligible for up to a 40% target bonus (up to a 80% maximum bonus) of his annual base salary, and the other NEOs are eligible for up to a 30% target bonus (up to a 60% maximum bonus) of their respective annual base salary.

The STIP is revised by the GHR Committee and its independent advisor every 2 to 3 years as market conditions evolve. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the global financial results of the Corporation and the degree of achievement of objectives set by the Board of Directors, generally based on actual versus budgeted results.

These performance goals will take into account (1) the Corporation's adjusted EBITDA (consistent with the definition retained by the Corporation in the preparation of the audited financial statements and accompanying Management & Discussion Analysis) and with budgeted results, (2) the Corporation's revenues during the last completed financial year (consistent with the definition retained by the Corporation in the preparation of the audited financial statements and accompanying Management & Discussion Analysis), and (3) the business development and personal achievements fulfilled by each executive officer, as the case may be. The Board may apply a corporate multiplier to consider the Corporation's capacity to pay even if corporate and individual objectives are met.

Long Term Incentive Plan ("LITP")

LTIP targets are aligned with the 50th percentile of our reference market and set as a percentage of the executive base salary. LTIP targets are revised by the GHR Committee and its independent advisor every 2 to 3 years as market conditions evolve. The grant of stock options by the Corporation to executives and management aims to recognize and reward the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Corporation's executives as well as aligning the interests of the Corporation's executives with that of its Shareholders.

The GHR Committee is responsible for overseeing and managing the Corporation's stock option plan (the "Stock Option Plan"). Grants of stock options to executives and management are approved by the Board of Directors. Generally, new stock option grants do not take into account previous grants of stock options when considering new awards.  The terms of the Stock Option Plan are described below under the heading "Stock Option Plan".

The GHR Committee may also determine, in its sole discretion and taking into consideration a wide variety of qualitative and quantitative factors, ad hoc numbers of stock options to be granted to participants in order to address extraordinary situation affecting the Corporation's overall activities.

The CEO is also provided with a pool of Stock Options for ad hoc grants to a limited number of other contributors. The CEO has the discretion, with the concomitant support of the GHR Committee to allocate none or all the pool at his/her discretion to:

•	reward top performers;
•	new hires;
•	retain high-potential contributors; and
•	address special needs.

Each ad hoc grant must be ratified and approved by the Board of Directors in order to give full effect to the issuance of such securities under the Stock Option Plan.

An Equity Incentive Plan was adopted by the Board of Directors in order to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, employees and consultants of the Corporation and its subsidiaries. The adoption of the Equity Incentive Plan was approved initially by the Shareholders at the 2013 Shareholders' meeting held on June 27, 2013 and is subject to renewal at this year's Shareholders' meeting. See section "Particular Matters to be Acted Upon – Renewal of Equity Incentive Plan" for more details.

The Directors and executive officers are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Director or officer.

Stock Option Plan

The following is a summary of important provisions of the Stock Option Plan. It is not a comprehensive discussion of all of the terms and conditions of the Stock Option Plan. Readers are advised to review the full text of the Stock Option Plan to fully understand all terms and conditions of the Stock Option Plan. A copy of the Stock Option Plan can be obtained by contacting the Corporation's Corporate Secretary.

The Corporation's Stock Option Plan was adopted on May 10, 2001 and was amended from time to time, including most recently on May 25, 2016.

The grant of options is part of the long-term incentive component of executive and Director compensation and an essential part of compensation. Qualified Directors, employees and consultants of the Corporation and its subsidiaries may participate in the Stock Option Plan, which is designed to encourage optionnees to link their interests with those of Shareholders, in order to promote an increase in Shareholder value. Awards and the determination of any exercise price are made by the Board of Directors, after recommendation by the GHR Committee. Awards are established, among other things, according to the role and responsibilities associated with the participant's position and his or her influence over appreciation in Shareholder value. Any award grants a participant the right to purchase a certain number of Common Shares during a specified term in the future, after a vesting period and/or specific performance conditions, at an exercise price equal to at least 100% of the Market Price (as defined after) of our Common Shares on the grant date. The "Market Price" of Common Shares as of a particular date shall generally mean the closing price per Common Share on the TSX or any other exchange on which the Common Shares are listed from time to time, for the last preceding date on which there was a sale of such Common Shares on such exchange (subject to certain exceptions set forth in the Stock Option Plan in the event that the Company is no longer traded on any stock exchange). Previous awards may sometimes be taken into account when new awards are considered.

On May 25, 2016, the Board of Directors approved several amendments to the Stock Option Plan pursuant to which (i) all of an option holder's options will immediately vest on the date of a Change of Control event (as such term is defined in the Stock Option Plan), subject to the terms of any employment agreement or other contractual arrangement between the option holder and the Corporation, (ii) the period during which an option holder can exercise its vested options, in the case of disability or retirement is extended to 12 months, and (iii) the exercise of each option granted under the Stock Option Plan is subject to the satisfaction of all applicable withholding taxes or other withholding liabilities as the Corporation may determine to be necessary or desirable in respect of such exercise. Shareholder approval is not required for the May 25, 2016 amendments as the Stock Option Plan contains specific amendment provisions pursuant to which such amendments may be made to the Stock Option Plan upon approval of the Board, without Shareholder approval.

Options for Common Shares of the Corporation representing, from time to time, up to 15% of the outstanding issued Common Shares of the Corporation then outstanding may be granted by the Board pursuant to the Stock Option Plan. As at the Record Date, there were 11,696,197 Common Shares reserved for issuance pursuant to the Stock Options Plan, representing 15% of the Common Shares of the Corporation issued and outstanding at that date. As of the Record Date, there are 5,026,127 options outstanding under the Corporation's Stock Option Plan.

Not more than 5% of Common Shares issued by the Corporation pursuant to the Stock Option Plan may be granted to any single optionee during a 12-month period (not more than 2% if such optionee is a consultant or an employee providing investor relations services). In addition, the Stock Option Plan, together with any other plan to be established or any options already granted, will not result in either (i) the number of Common Shares reserved for issuance in connection with options granted to insiders representing more than 10% of the number of Common Shares of the Corporation issued and outstanding, or (ii) the issuance to insiders, during a 12 month period, of a number of options representing more than 10% of the number of Common Shares of the Corporation issued and outstanding.

Options granted under the Stock Option Plan are non-transferable and are subject to a minimum vesting period of 18 months, with gradual and equal vesting on no less than a quarterly basis. They are exercisable, subject to vesting and/or performance conditions, at a price equal to the closing price of the Common Shares on the TSX on the day prior to the grant of such options. In addition, and unless otherwise provided for in the agreement between the Corporation and the holder, options will also lapse upon termination of employment or the end of the business relationship with the Corporation except that they may be exercised for 60 days after termination or the end of the business relationship (30 days for investor relations services employees), to the extent that they will have vested on such date of termination of employment.

Subject to the approval of the relevant authorities, including the TSX if applicable, and compliance with any conditions attached to such approval (including, in certain circumstances, approval by Shareholders) if applicable, the Board may amend, suspend or discontinue the Stock Option Plan, and amend or discontinue any options granted under the Stock Option Plan, at any time without shareholder approval. Without limiting the foregoing, the Board is specifically authorized to amend the terms of the Stock Option Plan, and the terms of any options granted under the Stock Option Plan, without obtaining shareholder approval, to: (i) amend the vesting provisions, (ii) amend the termination provisions, except as otherwise provided in the Stock Option Plan, (iii) amend the eligibility requirements of eligible directors, employees or consultants which would have the potential of broadening or increasing insider participation, (iv) add any form of financial assistance, (v) amend a financial assistance provision which is more favorable to directors, employees or consultants, (vi) add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Common Shares from the reserved Common Shares, (vii) add a deferred or restricted share unit or any other provision which results in directors, employees or consultants receiving securities while no cash consideration is received by the Corporation, and (viii) make other amendments of a housekeeping nature or to comply with the requirements of any regulatory authority. However, unless option holders consent to the amendment or termination of the Stock Option Plan in writing, any such amendment or termination of the Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the Stock Option Plan.

The Board may not amend the Stock Option Plan without Shareholders' approval to: (i) increase the number of Common Shares reserved for issuance under the Stock Option Plan (including a change determining the exercise price of the options, (iii) increase the aggregate number of Common Shares in respect of which options have been granted and remain outstanding so that such number of Common Shares, when taken together with all of the Corporation's security based compensation arrangements then either in effect or proposed, shall at any time be such as to result in the number of Common Shares issuable to insiders pursuant to stock options exceeding 10% of the issued and outstanding Common Shares, or the issuance to insiders pursuant to stock options, within a one-year period, of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares, (iv) amend the amending provisions of the Stock Option Plan, and (v) change the employees (or class of employees) eligible to receive options under this plan. Further, the Board may not amend granted options without Shareholders' approval to reduce the exercise price for the benefit of insiders, or to extend the termination date for the benefit of insiders, other than in accordance with the Stock Option Plan.

Options granted under the Stock Option Plan to U.S. Taxpayers may be nonqualified stock options or incentive stock options intended to qualify under Section 422 ("ISOs") of the United States Internal Revenue Code of 1986 and the applicable authority thereunder (the "Code"). "U.S. Taxpayer" means a person who is a U.S. citizen, U.S. permanent resident or U.S. tax resident for the purposes of the Code whose purchase of Common Shares under the Stock Option Plan would be subject to U.S. taxation under the Code. Such person shall be considered a U.S. Taxpayer solely with respect to such options.

The maximum number of options that may be granted as ISOs is equal to the maximum number of Common Shares issuable under the Stock Option Plan. The terms and conditions of any ISOs granted, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Board of Directors of the Corporation from time to time in accordance with the Stock Option Plan.

If an ISO is granted to a person who owns shares representing more than ten percent of the voting power of all classes of shares of the Corporation or of a subsidiary or parent, as such terms are defined in Section 424(e) and (f) of the Code, the term of the option shall not exceed five years from the time of grant of such option and the exercise price shall be at least 110 percent (110%) of the market price (at the time of grant) of the Common Shares subject to the option.

To the extent the aggregate market price (determined at the time of grant) of the Common Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Corporation) exceeds $100,000, such excess ISOs shall be treated as nonqualified stock options.

Any options granted to U.S. Taxpayers shall be limited to employees or consultants providing services to the Corporation or to an affiliate which is an "eligible issuer", as defined in final Treas. Reg. 1.409A-1(b)(iii) (this includes corporate subsidiaries in which the Corporation has a controlling interest).

The Stock Option Plan provides that if the expiration of the term of options awarded under the Stock Option Plan occurs during, or within five business days after, a trading black-out imposed by the Corporation to restrict trades in the Corporation's securities (a "Blackout Period"), then such term will be extended until the tenth business day after the end of such Blackout Period.

Equity Incentive Plan

On January 30, 2013, the Board of Directors adopted a resolution approving the Equity Incentive Plan in order to provide the Corporation with a share related mechanism to attract, retain and motivate qualified Directors, employees and consultants of the corporation and its subsidiaries. The adoption of the Equity Incentive Plan was approved by the Shareholders of the Corporation at its 2013 Shareholder's meeting held on June 27, 2013.

For additional information on the Equity Incentive Plan, see "Particular Matters to be Acted Upon – Renewal of Equity Incentive Plan – Summary of Equity Incentive Plan" for a more detailed description of the Equity Incentive Plan.

Acasti Stock Option Plan

The following is a summary of important provisions of the Acasti stock option plan (the "Acasti Stock Option Plan"). It is not a comprehensive discussion of all of the terms and conditions of the Acasti Stock Option Plan. Readers are advised to review the full text of the Acasti Stock Option Plan to fully understand all terms and conditions of the Acasti Stock Option Plan. A copy of the Acasti Stock Option Plan can be obtained by contacting Acasti's Corporate Secretary.
The Acasti Stock Option Plan was adopted by its board of directors on October 8, 2008 and was amended from time to time, including most recently on May 11, 2016.
The grant of options is part of the long-term incentive component of executive and director compensation and an essential part of compensation. Qualified directors, employees and consultants of Acasti and its subsidiaries may participate in the Acasti Stock Option Plan, which is designed to encourage optionnees to link their interests with those of shareholders, in order to promote an increase in shareholder value. Awards and the determination of any exercise price are made by the board of directors, after recommendation by the GHR Committee. Awards are established, among other things, according to the role and responsibilities associated with the participant's position and his or her influence over appreciation in shareholder value. Any award grants a participant the right to purchase a certain number of common shares during a specified term in the future, after a vesting period and/or specific performance conditions, at an exercise price equal to at least 100% of the Market Price (as defined below) of our common shares on the grant date. The "Market Price" of common shares as of a particular date shall generally mean the closing price per common share on the TSXV or any other exchange on which the common shares are listed from time to time, for the last preceding date on which there was a sale of such common shares on such exchange (subject to certain exceptions set forth in the Acasti Stock Option Plan in the event that the company is no longer traded on any stock exchange). Previous awards may sometimes be taken into account when new awards are considered.

On May 11, 2016, the Board of Directors approved an amendment to the Acasti Stock Option Plan pursuant to which all of an option holder's options will immediately vest on the date of a Change of Control event (as such term is defined in the Acasti Stock Option Plan), subject to the terms of any employment agreement or other contractual arrangement between the option holder and Acasti. On the same date the board of directors also approved amendment to extend to 12 months the period during which an option holder can exercise its vested options, in the case of death, disability or retirement. Shareholder approval was not required for the May 11, 2016 amendments as the Acasti Stock Option Plan contains specific amendment provisions pursuant to which such amendments may be made to the Acasti Stock Option Plan upon approval of the board, without shareholder approval.
Options for common shares of Acasti representing, from time to time, up to 10% of the outstanding issued common shares of Acasti then outstanding may be granted by the Board pursuant to the Acasti Stock Option Plan. As at the Record Date, there were 1,071,203 common shares reserved for issuance pursuant to the Stock Options Plan, representing 10% of the Common shares of Acasti issued and outstanding at that date. As of the Record Date, there are 1,196,551 options outstanding under the Acasti Stock Option Plan.
Not more than 5% of common shares issued by Acasti pursuant to the Acasti Stock Option Plan may be granted to any single optionee during a 12-month period (not more than 2% if such optionee is a consultant or an employee providing investor relations services). In addition, the Acasti Stock Option Plan, together with any other plan to be established or any options already granted, will not result in either (i) the number of common shares reserved for issuance in connection with options granted to insiders representing more than 10% of the number of common shares of Acasti issued and outstanding, or (ii) the issuance to insiders, during a 12 month period, of a number of options representing more than 10% of the number of common shares of Acasti issued and outstanding.
Options granted under the Acasti Stock Option Plan are non-transferable and are subject to a minimum vesting period of 18 months, with gradual and equal vesting on no less than a quarterly basis. They are exercisable, subject to vesting and/or performance conditions, at a price equal to the closing price of the common shares on the TSXV on the day prior to the grant of such options. In addition, and unless otherwise provided for in the agreement between Acasti and the holder, options will also lapse upon termination of employment or the end of the business relationship with Acasti except that they may be exercised for 60 days after termination or the end of the business relationship (30 days for investor relations services employees), to the extent that they will have vested on such date of termination of employment.
Subject to the approval of the relevant authorities, including the TSXV if applicable, and compliance with any conditions attached to such approval (including, in certain circumstances, approval by disinterested Shareholders) if applicable, the board of directors has the right to amend or terminate the Acasti Stock Option Plan. However, unless option holders consent to the amendment or termination of the Acasti Stock Option Plan in writing, any such amendment or termination of the Acasti Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the Acasti Stock Option Plan.
Pursuant to the rules of the TSXV, the Acasti Stock Option Plan must be approved each year by the shareholders of Acasti at its annual meeting.
Acasti, on the recommendation and approval of the board, is proposing certain amendments to the Acasti Stock Option Plan, including changing the Acasti Stock Option Plan from a "rolling" and "evergreen" plan to a "fixed" plan, in which there is no replenishment of the number of Common shares that may be issued upon the exercise of options granted under the Acasti Stock Option Plan. See "Particulars of Matters To Be Acted Upon – Amendment to Stock Option Plan" under the Acasti proxy circular dated June 14, 2016 available on SEDAR at www.sedar.com and on Acasti's website at www.acastipharma.com.

Acasti Equity Incentive Plan

The following is a summary of important provisions of the Acasti Equity Incentive Plan. It is not a comprehensive discussion of all of the terms and conditions of the Acasti Equity Incentive Plan. Readers are advised to review the full text of the Acasti Equity Incentive Plan to fully understand all terms and conditions of the Acasti Equity Incentive Plan. A copy of the Acasti Equity Incentive Plan can be obtained by contacting Acasti's Corporate Secretary.

On May 22, 2013, the Acasti Equity Incentive Plan was adopted by the Board in order to, amongst other things, provide Acasti with a share-related mechanism to attract, retain and motivate qualified Directors, employees and consultants of Acasti. The adoption of the Acasti Equity Incentive Plan was initially approved by the Shareholders at its 2013 Shareholders' meeting held on June 27, 2013.
Eligible Persons may participate in the Acasti Equity Incentive Plan. "Eligible Persons" under the Acasti Equity Incentive Plan consist of any director, officer, employee or consultant (as defined in the Acasti Equity Incentive Plan) of Acasti or of a subsidiary. A participant ("Participant") is an Eligible Person to whom an award has been granted under the Acasti Equity Incentive Plan. The Acasti Equity Incentive Plan provides Acasti with the option to grant to Eligible Persons Bonus Shares, Restricted Shares, Restricted Share Units, Performance Share Units, Deferred Share Units and other Share-Based Awards.
Subject to the adjustment provisions provided for in the Acasti Equity Incentive Plan and the applicable rules and regulations of all regulatory authorities to which Acasti is subject (including any stock exchange), the total number of common shares reserved for issuance pursuant to awards granted under the Acasti Equity Incentive Plan will be equal to a number that (A) if, and for so long as the common shares are listed on the TSXV, shall not exceed either (i) 1,829,282 common shares, and (ii) 10% of the issued and outstanding common shares, which number shall include common shares issuable pursuant to the Acasti Stock Option Plan, or (B) if, and for so long as the common shares are listed on the TSX, shall not exceed 2.5% of the issued and outstanding common shares from time to time.
If, and for so long as the common shares are listed on the TSXV, no more than 5% of the issued and outstanding common shares may be granted to any one individual Participant in any 12 month period (unless Acasti has obtained disinterested approval for such grant) and no more than 2% of the issued and outstanding common shares may be granted to any one consultant or employee conducting investor relations activities in any 12 month period.
If, and for so long as the Common shares are listed on the TSX, the number of common shares (A) issuable, at any time, to Participants that are insiders, and (B) issued to Participants that are insiders within any 12 month period, pursuant to the Acasti Equity Incentive Plan, or when combined with all of Acasti's other security based share compensation arrangements shall not, in aggregate, exceed 10% of the total number of outstanding common shares on a non-diluted basis.
The board has the right to determine that any unvested or unearned Restricted Share Units, Deferred Share Units, Performance Share Units or other Share-Based Awards or Restricted Shares subject to a Restricted Period outstanding immediately prior to the occurrence of a change in control shall become fully vested or earned or free of restriction upon the occurrence of such change in control. The board may also determine that any vested or earned Restricted Share Units, Deferred Share Units, Performance Share Units or other Share-Based Awards shall be cashed out at the market price as of the date such change in control is deemed to have occurred, or as of such other date as the board may determine prior to the change in control. Further, the Board shall have the right to provide for the conversion or exchange of any Restricted Share Unit, Deferred Share Unit, Performance Share Unit or other Share-Based Award into or for rights or other securities in any entity participating in or resulting from the change in control.
The Acasti Equity Incentive Plan is administered by the board and the board has sole and complete authority, in its discretion, to determine the type of awards under the Acasti Equity Incentive Plan relating to the issuance of common shares (including any combination of Bonus Shares, Restricted Share Units, Performance Share Units, Deferred Share Units, Restricted Shares or other Share-Based Awards) in such amounts, to such persons and under such terms and conditions as the board may determine, in accordance with the provisions of the Acasti Equity Incentive Plan and the recommendations made by its GHR Committee.
Acasti, on the recommendation and approval of the board, is proposing to amend the Acasti Equity Incentive Plan, including changing certain limits to the number of common shares that can be reserved for issuance for specific grants. See "Particulars Of Matters To Be Acted Upon – Amendment to Equity Incentive Plan" under the Acasti proxy circular dated June 14, 2016 available on SEDAR at www.sedar.com and on Acasti's website at www.acastipharma.com.

Other Forms of Compensation

RRSP Matching Program

Effective June 1, 2016, the Corporation sponsors a voluntary RRSP matching program (the "RRSP Matching Program") which is open to all eligible employees, including NEOs. The RRSP Matching Program matches employees' contributions up to a maximum of $1,000 per fiscal year for eligible employees who participate in the program.

Other than matching contributions under the RRSP Matching Program (which amounts are disclosed in the column entitled "All Other Compensation" in the summary compensation table below), the Corporation does not provide pension or retirement benefits to its executive or Directors.

Other Benefits and Perquisites

Neptune's executive employee benefit program also includes life, medical, dental and disability insurance. These benefits and perquisites are designed to be competitive overall with programs offered in comparable organizations.

Performance Graph

The following graph shows the cumulative total shareholder return ("TSR") in dollars of a $100 investment in Common Shares compared to the cumulative return on the S&P/TSX Composite Index for the five-year period from February 28, 2011 to February 29, 2016. (1) (2)

Return on a $100 investment from February 28, 2011 to February 29, 2016
$250.00
$200.00
$150.00
$100.00
$50.00
$-
28-Feb-11
29-Feb-12
28-Feb-13
28-Feb-14
28-Feb-15
Feb 29, 2016
S&P TSX
NTB

(1)	Transition from TSX Venture Exchange to the TSX on November 30, 2011
(2)	As at closing on February 29, 2016, the trading price of the Common Shares on the TSX was $1.50 per share.

	Feb. 28, 2011	Feb. 29, 2012	Feb. 28, 2013	Feb. 28, 2014	Feb. 28, 2015	Feb. 29, 2016
NEOs Total Annual Compensation	$2,151,680	$2,848,710	$5,037,633	$5,186,221	$2,913,500	$2,71,191

Annual Change (in %)		32.39%	76.84%	2.95%	-43.82%	-6.94%

Neptune TSR	$100,00	$127.39	$112.45	$120.33	$96.68	$62.24

Annual Change (in %)		27.39%	-11.73%	7.01%	-19.65%	-35.62%

Total annual compensation of the five NEOs who were in office at the end of each fiscal year increased by approximately 26% between February 28, 2011 and February 29, 2016. Over the same period, the TSR of a $100 investment in the Common Shares, decreased by approximately 37%. The GHR Committee is in charge of evaluating compensation and, in doing so, considers a number of factors and performance elements when determining compensation for NEOs. Although total cumulative shareholder return is one performance measure that is reviewed, it is not the only consideration in compensation deliberations. As a result, a direct correlation between total cumulative shareholder return over a given period and compensation levels is not anticipated.
COMPENSATION OF NAMED EXECUTIVE OFFICERS

Compensation paid by the Corporation to Named Executive Officers

The following compensation table sets forth the compensation information for the NEOs for services rendered during the financial year ended February 29, 2016.

Name and Position	Year ended Feb.28 /29	Salary ($)	Share-Based Awards ($)	Option-based/Warrant-based /Call-Option-based awards (1 to 5) ($)	Annual Incentive plans ($)	All other compensation (6)(7) ($)	Total Compensation ($)
James S. Hamilton, CEO and President (8)	2016	425,000	95,000 (9)	-	106,250	-	626,250
	2015	24,519	-	1,161,055	-	-	1,185,574
	2014	-	-	-	-	-	-
Mario Paradis, V-P and CFO (10)	2016	125,000	50,000 (9)	282,009	25,000	-	482,009
	2015	-	-	-	-	-	-
	2014	-	-	-	-	-	-
Michel Timperio, Head of Strategic Development	2016	240,000	-	162,375	40,000	-	442,375
	2015	205,769	-	47,530	-	35,538	288,837
	2014	194,616	323,751	57,025	-	-	575,392
Mario Turcotte, Chief of Operations and Technical Support	2016	170,000	-	104,894	30,000	-	304,894
	2015	95,769	-	74,288	-	-	170,057
	2014	-	-	-	-	-	-
Pierre Lemieux, COO	2016	239,565	-	33,320	42,000	-	314,885
	2015	219,615	-	22,163	12,000	20,000	273,778
	2014	189,231	230,000	113,895	-	-	533,126
André Godin, Former CFO (11)	2016	49,327	-	-	-	492,175(12)	541,502
	2015	284,615	-	93,992	100,000	64,731	543,338
	2014	234,423	547,900	122,550	-	-	904,873

(1)	None of these compensation-based awards granted by the Corporation for the year 2016 are currently in-the-money. See "Outstanding Share Based Awards for Name Executive Officers" below.
(2)
The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model or a Binomial – barrier options model for performance options granted. These models require the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation's control.

(3)
For the period ended February 29, 2016, (i) the fair market value of the June 1, 2015 option-based awards of the Corporation is based on a fair value of $0.72 per option granted to Mr. Michel Timperio and Mr. Mario Turcotte; (ii) the fair market value of the August 5, 2015 option-based awards of the Corporation is based on a fair value of $0.67 per option granted to Mr. Mario Paradis; (iii) the fair market value of the October 16, 2015 performance option-based awards of the Corporation is based on a fair value of $0.82 per option granted to Mr. Michel Timperio and Mr. Mario Turcotte.

For the period ended on February 28, 2015, (i) the fair market value of the August 7, 2014 option-based awards of the Corporation is based on a fair value of $0.71 per option granted to Mr. Mario Turcotte; (ii) the fair market value of the October 20, 2014 option-based awards of the Corporation is based on a fair value of $0.63 per option granted to Mr. André Godin and Mr. Michel Timperio, and $0.59 per option granted to Mr. Mario Turcotte; (iii) the fair market value of the November 20, 2014 option-based awards of the Corporation is based on a fair value of $0.89 per option granted to Mr. James S. Hamilton.

For the period ended on February 28, 2014, the fair market value of the June 21, 2013 call-option based awards of the Corporation is based on a fair value of (i) $11.40 per Acasti call-option granted to Mr. Michel Timperio and Mr. Pierre Lemieux, and $12.20 per Acasti call-option granted to Mr. André Godin; (ii) $0.0031 per NeuroBioPharm Inc. ("NeuroBioPharm") call-option granted to Mr. Michel Timperio and Mr. Pierre Lemieux, and $0.0049 per NeuroBioPharm call-option granted Mr. André Godin.

For the period ended on February 28, 2014, the fair market value of the June 21, 2013 share-based awards of the Corporation is based on a fair value of $3.32 per restricted share unit ("RSU") granted to Mr. Michel Timperio, Mr. Pierre Lemieux and Mr. André Godin.

(4)
For the period ended February 29, 2016, the fair market value of the June 1, 2015 option-based awards of Acasti is based on a fair value of $1.97 per option granted to Mr. Pierre Lemieux.

For the period ended on February 28, 2015, (i) the fair market value of the August 7, 2014 Acasti option-based awards is based on a fair value of $3.93 per option granted to Mr. Mario Turcotte; (ii) the fair market value of the October 20, 2014 Acasti option-based awards is based on a fair value of $3.00 per option granted to Mr. André Godin and Mr. Pierre Lemieux.

For the period ended on February 28, 2014, the fair market value of the June 27, 2013 Acasti share-based awards is based on a fair value of $28.90 per RSU granted to Mr. Michel Timperio, Mr. Pierre Lemieux and Mr. André Godin.

(5)	For the period ended on February 28, 2014, the fair market value of the June 21, 2013 NeuroBioPharm share-based awards is based on a fair value of $0.10 per RSU granted to Mr. Michel Timperio, Mr. Pierre Lemieux and Mr. André Godin.

(6)	The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary for FY2016, 2015 and 2014.

(7)	These amounts include severance payments, and vacation time accumulated and paid during FY2016. No amounts were received during the year pursuant to the RRSP Matching Program, effective on June 1, 2016,

(8)	Mr. James S. Hamilton was appointed President and CEO of the Corporation on November 20, 2014 and began his functions on February 2, 2015.
(9)
The fair market value of the May 30, 2016 share-based awards of the Corporation is based on a fair value of $1.39 per deferred share unit ("DSU") granted to Messrs. James S. Hamilton and Mario Paradis.

(10)	Mr. Mario Paradis was appointed Vice President and CFO of the Corporation on August 5, 2015 and began his functions on August 24, 2015.
(11)	Mr. André Godin's function as CFO of the Corporation and its subsidiaries was terminated on April 29, 2015.
(12)	This amount includes $50,000 for post-employment consultant fees paid to the Mr. Godin.

Outstanding Share-Based, Option-Based, Call-Option-Based, and Warrant-Based Awards for Named Executive Officers

The Corporation

The following tables provide information on the number and value of the outstanding option-based, call‑option-based and warrant-based awards held by NEOs at the end of the most recently completed financial year. This includes awards granted before the beginning of Fiscal 2016. There were no share‑based awards outstanding for the NEOs as of February 29, 2016.

Option-Based Awards

Name / Grant Date	Number of Common Shares underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
James S. Hamilton
November 20, 2014	1,300,000	2.16	November 19, 2021	-
Mario Paradis (2)
August 5, 2015	420,000	1.83	August 5, 2022	-
Michel Timperio
October 16, 2015	150,000	1.55	October 16, 2020	-
June 1, 2015	55,000	1.65	June 1, 2022	-
October 20, 2014	75,000	1.80	October 19, 2019	-
Mario Turcotte
October 16, 2015	100,000	1.55	October 16, 2020	-
June 1, 2015	32,000	1.65	June 1, 2022	-
October 20, 2014	20,000	1.80	October 19, 2019	-
August 7, 2014	60,000	2.60	August 7, 2017	-
Pierre Lemieux
February 19, 2015(4)	1,220	10.75	May 25, 2016	-
André Godin (3)
February 19, 2015(4)	3,488	10.75	May 25, 2016	-
October 20, 2014	125,000	1.80	April 29, 2017	-
(1) Calculation is based on a trading price of $1.50 for the Common Shares on the TSX, as at closing on February 29, 2016.
(2) Mr. Mario Paradis was appointed V-P and CFO of the Corporation on August 5, 2015 and began his functions on August 24, 2015.
(3) Mr. André Godin's function as CFO of the Corporation and its subsidiaries was terminated on April 29, 2015.
(4) NeuroBioPharm options exchanged for Neptune options as part of the NeuroBioPharm plan of arrangement between the Corporation and NeuroBioPharm dated February 19, 2015 (the "NeuroBioPharm Plan of Arrangement").

  Call-Option-Based Awards

Name / Grant Date	Number type of securities underlying unexercised options (1)	Option exercise price ($)	Option expiration date	Value of unexercised in‑the-money options (2) ($)
Michel Timperio
June 27, 2013	5,000 Class A Shares of Acasti	30.00	June 27, 2017	-
Pierre Lemieux
June 27, 2013	10,000 Class A Shares of Acasti	30.00	June 27, 2017	-
André Godin (3)
October 1, 2013(4)	65,000 Class A Shares of Acasti	2.50	April 29, 2017	-
June 27, 2013	10,000 Common Shares of Acasti	30.00	April 29, 2017	-

(1) Acasti call-options were consolidated following the consolidation of Acasti's issued and outstanding Common Shares in a proportion of ten (10) pre-consolidation shares for (1) post-consolidation shares on October 15, 2015 (the "Reverse-Split"). The exercise price was increased proportionally to reflect the consolidation.
(2) Calculation is based on a trading price of $2.02 for Acasti common shares on the TSX Venture Exchange ("TSXV"), as at closing on February 29, 2016.
(3) Mr. André Godin's function as CFO of the Corporation and its subsidiaries was terminated on April 29, 2015.
(4) Acasti call-options were granted by the Corporation in exchange for warrants previously issued by Acasti having an expiry date of October 8, 2013.

Warrant-Based Awards

Name/ Grant Date	Number of Common Shares underlying unexercised warrants (1)	Warrant Exercise Price ($) (1)	Warrant Expiration Date	Value of unexercised in-the-money warrants ($) (2)
Michel Timperio
February 19, 2015	2,326	21.50	June 27, 2017	-
February 19, 2015	1,860	16.12	April 12, 2016	-
February 19, 2015	4,012	8.60	April 12, 2016	-
February 19, 2015	4,802	11.40	April 12, 2016	-
February 19, 2015	1,337	14.21	April 12, 2016	-
Pierre Lemieux
February 19, 2015	2,325	21.50	June 27, 2017	-
February 19, 2015	10,697	9.53	April 12, 2016	-
February 19, 2015	2,674	14.21	April 12, 2016	-
André Godin (3)
February 19, 2015	4,651	21.50	April 29, 2017	-
February 19, 2015	2,325	16.12	April 12, 2016	-
February 19, 2015	38,779	8.60	April 12, 2016	-
February 19, 2015	5,348	11.40	April 12, 2016	-
February 19, 2015	5,348	14.21	April 12, 2016	-
(1) The warrant-based awards were received by the NEOs as a result of the NeuroBioPharm Plan of Arrangement.
(2) Calculation is based on a trading price of $1.50 for the Common Shares on the TSX, as at closing on February 29, 2016.
(3) Mr. André Godin's function as CFO of the Corporation and its subsidiaries was terminated on April 29, 2015.

Acasti

The following table provides information on the number and value of the outstanding option-based awards held by NEOs at the end of the financial year ended February 29, 2016.

Option-Based Awards

Name / Grant Date	Number of Common Shares underlying unexercised options (1)	Option exercise price ($) (1)	Option expiration date	Value of unexercised in-the-money options (2) ($)
Michel Timperio
April, 11, 2012	7,500	21.00	April, 11, 2017	-
June 16, 2011	10,000	14.00	June 16, 2016	-
October 8, 2008	2,500	2.50	October 8, 2018	-
Mario Turcotte
August 7, 2014	5,000	11.50	August 7, 2017	-
Pierre Lemieux
June 1, 2015	16,900	4.50	June 1, 2022	-
October 20, 2014	7,500	6.50	October 19, 2019	-
April, 11, 2012	15,000	21.00	April, 11, 2017	-
June 16, 2011	20,000	14.00	June 16, 2016	-
André Godin (3)
October 20, 2014	5,000	6.50	April 29, 2017	-
April, 11, 2012	10,000	21.00	April, 11, 2017	-
June 16, 2011	15,000	14.00	June 16, 2016	-
October 8, 2008	10,000	2.50	April 29, 2017	-
(1) Acasti options were consolidated following the Reverse-Split. The exercise price was increased proportionally to reflect the consolidation.
(2) Calculation is based on a trading price of $2.02 for Acasti common shares on the TSXV, as at closing on February 29, 2016.
(3) Mr. André Godin's function as CFO of the Corporation and its subsidiaries was terminated on April 29, 2015.

Share-based, Option-based, Call-Option-based and Warrant-based Awards of the Corporation and Acasti Held by the Named Executive Officers – Value Vested During Fiscal 2016

The following table sets out the value of share-based awards of the Corporation and Acasti, held by the NEOs of the Corporation that vested during Fiscal 2016:

Name	Share-based Awards of the Corporation – value vested during Fiscal 2016 ($)
	Neptune	Acasti
Michel Timperio	-	2,250
Pierre Lemieux	10,125	4,500
André Godin	-	4,500

The following table sets out the value of stock options, call-options and warrants-based awards of the Corporation and Acasti held by the NEOs of the Corporation that vested during Fiscal 2016:

Name	Option-based, Call-Option-based and Warrant-based Awards of the Corporation – value vested during Fiscal 2016 ($)
	Neptune	Acasti
James S. Hamilton	-	-
Mario Paradis	-	-
Michel Timperio	7,500	-
Mario Turcotte	2,000	-
Pierre Lemieux	-	-
André Godin	12,500	-

DIRECTORS' COMPENSATION

COMPENSATION OF DIRECTORS

For Fiscal 2016, Mr. James S. Hamilton, the Corporation's President and CEO, did not receive any compensation from the Corporation in his capacity as Director and was not considered by the Board as being "independent" within the meaning of National Instrument 52-110 – Audit Committees ("NI 52-110").

For Fiscal 2016, the Directors' compensation consisted of a combination of (i) an annual fixed compensation in the amount of $50,000, (ii) fees per meeting in the amount of $1,500 per meeting attended in person and $750 per meeting attended by teleconference, and (iii) fees per committee meeting in the amount of $750 per meeting attended in person and $375 per meeting attended by teleconference. In addition, the chairman of the Board and each chairperson of the Audit and the Governance and Human Resources Committees received an additional compensation of $30,000 and $7,500, respectively, for their additional work.

On May 25, 2016, the Board of Directors adopted a new Board Compensation and Share Ownership Policy to be effective at the next election of Directors at the Meeting on July 12, 2016.

Board Compensation and Share Ownership Policy

Our Board Compensation and Share Ownership Policy guides the development of compensation programs designed to attract competent and dedicated directors to provide oversight and represent the interests of shareholders. The policy is articulated in terms of four pillars:
1.	Benchmarking against the Canadian Market
The GHR Committee periodically reviews the form and amount of non-executive Directors' compensation with a view to aligning the interests of Directors and shareholders, and providing market competitive compensation. When changes are appropriate, the GHR Committee makes recommendations to the Board of Directors for consideration and approval.
The GHR Committee considers the responsibilities, workload, time commitment and expertise required of the Directors. It assesses the design and competitiveness of our board compensation against a comparator group of Canadian publicly-traded healthcare companies and other Quebec-based companies of comparable scope, complexity and size, as measured by financial criteria, including market capitalization, total revenue and other measures. As of 2016, the comparator group consists of the following 18 companies:

Healthcare Canada (n=12)		General Industry Quebec (n=6)
Neovasc Inc.	Theratechnologies Inc.	Stingray Digital Group Inc.
Aralez Pharmaceuticals Inc.	Immunotec Inc.	BTB Real Estate Investment Trust
Arbutus Biopharma Corporation	Cardiome Pharma Corp.	D-Box Technologies Inc.
Cipher Pharmaceuticals Inc.	BioSyent Inc.	Imvescor Restaurant Group Inc.
Merus Labs International Inc.	Xenon Pharmaceuticals Inc	Mediagrif Interactive Technologies
CRH Medical Corporation	Medicure Inc.	Savaria Corporation

2.	Alignment with Market 50th Percentile

Directors who are also officers of the Corporation receive no compensation for board duties. Effective July 12, 2016, non-executive Directors are paid according to the following flat fee structure which is aligned with the comparator group's 50th percentile total annual compensation and varies for different roles:
Role	Annual Retainer
Chairman of the Board	$100,000
Chairman of a Committee and Board Member	$70,000
Member of a Committee and Board Member	$60,000

3.	Share Ownership Policy

The Board of Directors believes the following share ownership policy aligns the interests of Directors with those of shareholders.
Effective July 12, 2016, non-executive Directors have a maximum period of 5 years to acquire stock ownership equal to two times their annual retainer. Similarly, new Directors will have a maximum period of 5 years from the date of their appointment to meet the share ownership policy. Common Shares of the Corporation as well as "in-the-money" vested options, Deferred Share Units (DSUs), Restricted Share Units (RSUs) or similar types of equity-based awards available under the Corporation's Equity Incentive Plan, count towards meeting the share ownership policy.
Similarly, the Board of Directors believes that similar principles, to be fully implemented during the current fiscal year, should apply to the Corporation's high executives to align their interest with those of shareholders. Pursuant to such principles, the high executives should have a maximum period of 5 years to acquire stock ownership equal to 0.75 times their annual base salary, and two times in the case of the CEO. Similarly, Common Shares of the Corporation as well as "in-the-money" vested options, Deferred Share Units (DSUs), Restricted Share Units (RSUs) or similar types of equity-based awards available under the Corporation's Equity Incentive Plan, should count towards meeting the share ownership policy.
4.	Equity-Based Compensation
To foster shareholder alignment and to facilitate equity accumulation as well as compliance with the share ownership policy, the annual retainers of Directors will be payable 50% in cash and 50% in fully-vested DSUs.

A Director may also request that a higher percentage of his/her annual retainer be payable in fully-vested DSUs by sending a written request to the Corporation's Corporate Secretary on the date of his/her election or re-election as Director at the annual general meeting of shareholders.
A Director whose equity ownership meets or exceeds the share ownership policy may request that up to 100% of his/her annual retainer be paid in cash.

Compensation Paid to Directors

The total compensation paid by the Corporation to the non-executive Directors during Fiscal 2016 is set out in the following table:

	Financial Year Ended February 29	Salary ($) (1)	Share-Based Awards ($) (2)	Option-based awards (2)(3) ($)	All other compensation (5) (6) ($)	Total ($)
Pierre Fitzgibbon	2016	93,167 (7)	-	-	-	93,167
Katherine Crewe	2016	38,167	-	51,629	-	89,796
Ronald Denis	2016	44,167	-	-	-	44,167
John M. Moretz	2016	46,667	-	-	-	46,667
François R. Roy	2016	41,792	-	51,629	-	93,421
Leendert H. Staal	2016	37,417	129,000 (4)	51,629	127,125 (8)	345,171

(1) Salary represents the sum of the annual fixed compensation and fees per meeting earned by each Director for their duties performed for the Corporation for the period ending on February 29, 2016.
(2) The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of the awards is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation's control.
(3) For the period ended on February 29, 2016, the fair market value of the July 16, 2015 option-based awards of the Corporation is based on a fair value of $0.69 per option granted to Mrs. Crewe, Mr. Roy and Dr. Staal.
(4) For the period ended on February 29, 2016, the fair market value of the July 16, 2015 share-based awards of the Corporation is based on a fair value of $1.72 per DSU granted to a company controlled by Dr. Staal, for consulting services rendered to the Corporation.
(5) Directors do not receive pension benefits or other non-equity based annual compensation.
(6) The value of perquisites and other personal benefits received by these Directors did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary in 2016.
(7) This amount includes $30,000 for consulting services rendered to the Corporation by a company controlled by Mr. Fitzgibbon for his additional work as director of the Corporation. Such services were terminated in July 2015.
(8) This amount was paid for consulting services rendered to the Corporation by a company controlled by Dr. Staal. From the amount converted (in CAD) in the table, $77,656 CAD was paid for consulting services before Dr. Staal was nominated as a Board member on July 14th 2015.

Outstanding Share-Based, Option-Based, Call-Option-Based, and Warrant-Based Awards for Directors

The Corporation

The following tables provide information on the number and value of the outstanding option-based and call‑option-based awards held by non-executive Directors of the Corporation at the end of the financial year ended February 29, 2016. There were no share-based awards held by non-executive Directors at the end of the financial year.

Share-Based Awards

Non-Executive Directors' Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid-out or distributed ($) (1)
Leendert. H. Staal	-	-	112,500 (2)
(1) Calculation is based on a trading price of $1.50 for the Common Shares on the TSX, as at closing on February 29, 2016.
(2) An award of 75,000 DSU was granted to a company controlled by Dr. Staal for consulting services rendered to the Corporation.

Option-Based Awards

Name / Grant Date	Number of Common Shares underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
Pierre Fitzgibbon
June 26, 2014	75,000	3.00	June 26, 2017	-
Katherine Crewe
July 16, 2015	75,000	1.72	July 16, 2022	-
Ronald Denis
February 19, 2015(2)	523	10.75	May 25, 2016	-
John M. Moretz
June 26, 2014	37,500	3.00	June 26, 2017	-
February 18, 2014	37,500	3.00 USD	February 18, 2017	-
François R. Roy
July 16, 2015	75,000	1.72	July 16, 2022	-
Leendert H. Staal
July 16, 2015	75,000	1.72	July 16, 2022	-
(1) Calculation is based on a trading price of $1.50 for the Common Shares on the TSX, as at closing on February 29, 2016.
(2) NeroBioPharm options exchanged for Neptune options as part of the NeuroBioPharm Plan of Arrangement.

Call-Option-Based Awards

Name / Grant Date	Number and type of securities underlying unexercised call-options (1)	Call-option exercise price (1) ($)	Call-option expiration date	Value of unexercised in-the-money call-options (2) ($)
Ronald Denis
October 1, 2013 (3)	8,250 Class A Shares of Acasti	2.50	October 1, 2017	-
June 21, 2013	7,500 Class A Shares of Acasti	30.00	June 21, 2017	-
(1) Acasti call-options were consolidated following the Reverse-Split. The exercise price was increased proportionally to reflect the consolidation.
(2) Calculation is based on a trading price of $2.02 for Acasti common shares on the TSX, as at closing on February 29, 2016.
(3) Acasti call-options were granted by the Corporation in exchange for warrants previously issued by Acasti having an expiry date of October 8, 2013.

Warrant-Based Awards

The Table below provides information on the warrant-based awards received by the non-executive Directors at the end of the financial year ended February 29, 2016, as a result of the NeuroBioPharm Plan of Arrangement.

Name / Grant Date	Number of Common Shares underlying unexercised warrants (1)	warrant exercise price ($)	Warrant expiration date	Value of unexercised in-the-money warrants (2) ($)
Ronald Denis
February 19, 2015	3,488	21.50	June 27, 2017	-
February 19, 2015	1,162	16.12	April 12, 2016	-
February 19, 2015	5,348	8.60	April 12, 2016	-
February 19, 2015	1,337	11.40	April 12, 2016	-
February 19, 2015	4,011	14.21	April 12, 2016	-
(1) The warrant-based awards were received by Dr. Denis as a result of the NeuroBioPharm Plan of Arrangement on February 19, 2015.
(2) Calculation is based on a trading price of $1.50 for the Common Shares on the TSX, as at closing on February 29, 2016.

Acasti

The following table provides information on the number and value of outstanding Acasti option-based awards held by non-executive Directors of the Corporation at the end of the financial year ended February 29, 2016.

Option-Based Awards

Name / Grant Date	Number of Common Shares underlying unexercised options (1)	Option exercise price ($) (1)	Option expiration date	Value of unexercised in-the-money options ($) (2)
Pierre Fitzgibbon
June 26, 2014	7,500	12.00	July 13, 2016 (3)	-
Ronald Denis
April 11, 2012	5,000	21.00	July 13, 2016 (3)	-
June 16, 2011	7,500	14.00	June 16, 2016 (3)	-
October 8, 2008	2,500	2.50	July 13, 2016 (3)	-
(1) Acasti options were consolidated following the Reverse-Split. The exercise price was increased proportionally to reflect the consolidation.
(2) Calculation is based on a trading price of $2.02 for Acasti common shares on the TSXV, as at closing on February 29, 2016.
(3) Following the termination for their mandate as directors of Acasti on July 14, 2015, these option-based awards will be canceled 12 months after such date, on July 13, 2016.

Share-based, Option-based, Call-Option-based and Warrant-based Awards to Non-Executive Directors – value vested during Fiscal 2016

The following table sets out the value of share-based awards of the Corporation held by non-executive Directors that vested during Fiscal 2016:

Name	Share-based Awards of the Corporation – value vested during Fiscal 2016 ($)
Leendert H. Staal	112,500 (1)
(1)	An award of 75,000 DSU was granted to a company controlled by Dr. Staal for consulting services rendered to the Corporation.

None of the stock options, call-options and warrants of the Corporation and Acasti held by non-executive Directors that vested during Fiscal 2016 was in-the-money at their respective vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the Record Date, the share-based compensation plans of the Corporation pursuant to which shares can be issued from treasury. The number of shares which appears at in the line "Share-based compensation plan" refers to the Stock Option Plan and Equity Incentive Plan of the Corporation and Acasti.

Corporation

Plan Category	(A) Number of securities to be issued upon the exercise of outstanding options, warrants and rights		(B) Weighted average exercise price of outstanding options, warrants and rights ($)	(C) Numbers of Shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (Common Shares)
Equity compensation plans approved by security holders	Stock Option Plan (1)	5,026,127	$2.38	6,670,070 (3)
	Equity Incentive Plan (2)	339,316	$1.72	1,609,322 (3)
Equity compensation plans not approved by security holders	n/a		n/a	n/a
Total	5,365,443		n/a	8,279,392
(1) Please refer to Section entitled "Compensation of Named Executive Officers – Compensation Discussion Analysis – Stock Option Plan" in of this Circular for a description of the principal terms of the Stock Option Plan.
(2) Please refer to Section entitled "Matters to be Acted Upon – Renewal of Equity Incentive Plan – Summary of Equity Incentive Plan" in this Circular for a description of the principal terms of the Equity Incentive Plan.
(3) The Corporation has respectively 4,837,584 and 135,724 Shares reserved for further issuances under its Stock Option Plan and Equity Incentive Plan, respectively, to be listed for trading with the Exchange.

Acasti

Plan Category	(A) Number of securities to be issued upon the exercise of outstanding options, warrants and rights		(B) Weighted average exercise price of outstanding options, warrants and rights ($)	(C) Numbers of Shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (Common Shares of Acasti)
Equity compensation plans approved by security holders	Stock Option Plan (1)	671,551	$13.52	399,652
	Equity Incentive Plan (2)	-	n/a	76,928
Equity compensation plans not approved by security holders (3)	Stock Option Plan (3)	525,000 (3)	$1.56	546,204
	Equity Incentive Plan (5)	n/a	n/a	190,872 (5)
Total	1,196,551		n/a	1,213,656 (4)(5)
(1) A summary of the important provisions of the Acasti Stock Option Plan is available under "Compensation Discussion Analysis –  Acasti Stock Option Plan".
(2) A summary of the important provisions of the Acasti Equity Incentive Plan is available under "Compensation Discussion Analysis – Acasti Equity Incentive Plan".
(3) At the next annual and general meeting of shareholders of Acasti (the "Acasti Meeting"), shareholders of Acasti will be asked to consider a resolution to approve amendments to the Acasti Stock Option Plan (i) to change the existing Stock Option Plan from a "rolling" plan to a "fixed" plan, (ii) to approve an aggregate fixed number of common shares that may be issued upon the exercise of all options granted under the plan at 20% of the issued and outstanding common shares as at February 29, 2016, representing 2,142,407 common shares, which include the 1,071,203 common shares reserved for outstanding options under the Acasti Stock Option Plan as at February 28, 2016 and an additional reserve of 1,071,204 common shares reserved for issuance for additional grants, and (iii)  to change certain limits to the number of common shares that can be reserved for issuance for specific grants, including the grant of 525,000 stock option to Acasti's newly appointed Chief Executive Officer.
(4) Subject to the adjustment provisions provided for in the Acasti Equity Incentive Plan and the applicable rules and regulations of all regulatory authorities to which Acasti is subject (including any stock exchange), the total number of common shares reserved for issuance pursuant to awards granted under the Acasti Equity Incentive Plan will be equal to a number that (A) if, and for so long as the common shares are listed on the TSXV, shall not exceed either (i) 182,928 common shares, and (ii) 10% of the issued and outstanding common shares, which number shall include common shares issuable pursuant to the Acasti Stock Option Plan.
(5) At the Acasti Meeting, shareholders of Acasti will be asked to consider a resolution to approve amendments to the Acasti Equity Incentive Plan, including to change the total number of common shares reserved for issuance pursuant to awards granted under the Acasti Equity Incentive Plan to be equal to a number that (A) if, and for so long as the common shares are listed on the TSXV, shall not exceed either (i) 267,800 common shares, and (ii) 20% of the issued and outstanding common shares, which number shall include common shares issuable pursuant to the Acasti Stock Option Plan.

PENSION PLAN

The Corporation does not have a pension plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

James S. Hamilton, President and CEO

In accordance with the terms and provisions of the employment agreement entered into between the Corporation and Mr. Hamilton, the Corporation may terminate the executive's employment at any time without cause by providing him with notice of termination, payment of base salary in lieu of notice, or a combination of notice and payment of base salary, equal to twelve (12) months.

Any amounts in excess of the minimum requirements of severance as required per applicable law, are conditional upon (i) the executive signing a full and final release in a form satisfactory to the Corporation, (ii) the executive continuing to comply with the covenants and restrictions contained in the employment agreement, and (iii) upon the request of the Corporation, the executive promptly re-confirming in writing his agreement to be bound by the covenants and restrictions contained in the employment agreement.

Mario Paradis, Vice President and CFO

In accordance with the terms and provisions of the employment agreement entered into between the Corporation and Mr. Paradis, the Corporation may terminate the executive's employment at any time without cause by providing him with notice of termination, payment of base salary in lieu of notice, or a combination of notice and payment of base salary, equal to twelve (12) months.

Any amounts in excess of the minimum requirements of severance as required per applicable law, are conditional upon (i) the executive signing a full and final release in a form satisfactory to the Corporation, (ii) the executive continuing to comply with the covenants and restrictions contained in the employment agreement, and (iii) upon the request of the Corporation, the executive promptly re-confirming in writing his agreement to be bound by the covenants and restrictions contained in the employment agreement.

Michel Timperio, Head of Strategic Development

In accordance with the terms and provisions of the employment agreement entered into between Mr. Timperio and the Corporation, Mr. Timperio is entitled to receive a severance payment representing six (6) months of his base salary if he voluntarily terminates his employment by giving the Corporation a written notice of termination within thirty (30) days of the occurrence of an acquisition of the Corporation by/or an amalgamation of the Corporation with another company, provided that such transaction results into a significant change in the shareholding ownership of the Corporation.

Pierre Lemieux, Chief Operating Officer of Acasti

In accordance with the terms and provisions of the employment agreement entered into between the Corporation and Mr. Pierre Lemieux, the Corporation may terminate the executive's employment at any time without cause by providing him with a six-week notice of termination and payment of base salary payable in six equal monthly installments, representing one month plus $125,000.

The employee may also, within sixty (60) days of the occurrence of a "fundamental change" as defined in the employment agreement (which includes a reduction of salary or of the responsibilities or functions of the employee), voluntarily terminate his employment by giving the Corporation thirty (30) days written notice of termination. In this case, the employee will be entitled to the same compensation and conditions as for a termination of the employment agreement by the Corporation for any reason other than just cause, as described above.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No person who is, or who was at any time during the financial year ended February 29, 2016 a Director, executive officer or senior officer of the Corporation or a subsidiary thereof, and no person who is a nominee for election as a Director of the Corporation, and no associate of such persons is, or was as of the Record Date indebted to the Corporation or a subsidiary of the Corporation, nor is, or was as of the Record Date, indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, "informed person" means: (i) a Director or executive officer of the Corporation; (ii) a Director or executive officer of a person or corporation that is itself an informed person or subsidiary of the Corporation; (iii) any person or corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, other than voting securities held by the person or corporation as underwriter in the course of a distribution; and (iv) the Corporation if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Corporation's knowledge, no informed person of the Corporation, and no associate or affiliate of the foregoing persons, at any time since the beginning of its last completed financial year, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of its last completed financial year that has materially affected the Corporation, or in any proposed transaction that could materially affect the Corporation or its subsidiaries, or in any matter to be acted upon at this Meeting.

MANAGEMENT CONTRACTS

None of the management functions of the Corporation or any of its subsidiaries are to any substantial degree performed other than by the Directors or executive officers of the Corporation or its subsidiaries.

RESTRICTED SECURITIES

No action to be taken as set out herein involves a transaction that would have the effect of converting or subdividing, in whole or in part, existing securities into restricted securities or creating new restricted securities.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Corporation has subscribed to liability insurance for its Directors and officers covering their liability which may be incurred in connection with their functions with the Corporation and its subsidiaries, subject to the relevant provisions of the Business Corporations Act (Québec) (RS.Q c. S-31.1). The total insurance coverage is of $20,000,000 per insurable period. All claims are subject to up to $200,000 deductible per event for the Directors and officers as a whole. The premium paid by the Corporation for the current year of coverage is of approximately $140,000.

AUDIT COMMITTEE INFORMATION

The Audit Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting, including (i) reviewing the Corporation's procedures for internal control with the Corporation's auditors and management performing financial functions; (ii) reviewing and approving the engagement of the auditors; (iii) reviewing annual and quarterly financial statements and all other material continuous disclosure documents, including the Corporation's annual information form and management's discussion and analysis; (iv) assessing the Corporation's financial and accounting personnel; (v) assessing the Corporation's accounting policies; (vi) reviewing the Corporation's risk management procedures; and (vii) reviewing any significant transactions outside the Corporation's ordinary course of business and any pending litigation involving the Corporation.

The Audit Committee has direct communication channels with Neptune's management performing financial functions and the external auditors of Neptune to discuss and review such issues as the Audit Committee may deem appropriate.

The Audit Committee is comprised of Mr. François R. Roy, who acts as Chair of the Committee, Ms. Katherine Crewe and Mr. Pierre Fitzgibbon. Each of these individuals is "financially literate" and "independent" within the meaning of NI 52-110. For more information on the expertise and experience of each member, please refer to the "Report on the Audit Committee" section of the Corporation's annual information form available on SEDAR at www.sedar.com.

CORPORATE GOVERNANCE

BOARD OF DIRECTORS

Director Independence

The Board of Directors believes that, in order to maximize effectiveness, the Board of Directors must be able to operate independently. A majority of Directors must satisfy the applicable tests of independence, such that the Board of Directors complies with all independence requirements under applicable corporate and securities laws and stock exchange requirements applicable to the Corporation. No Director will be independent unless the Board of Directors has affirmatively determined that the Director has no material relationship with the Corporation or any of its affiliates, either directly or indirectly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation or its Affiliates. Such determinations will be made on an annual basis and, if a Director joins the Board of Directors between annual meetings, at such time.

Independent Directors

The Board of Directors considers that Mr. Pierre Fitzgibbon, Mrs. Katherine Crewe, Dr. Ronald Denis, Mr. John Moretz and Mr. François R. Roy are "independent" within the meaning of NI 52-110.

Directors who are not independent

The Board of Directors considers that Mr. James S. Hamilton and Dr. Leendert H. Staal are not "independent" within the meaning of NI 52-110 given, respectively, that (i) Mr. Hamilton is President and CEO of the Corporation, and (ii) Staal Consulting LLC., a company controlled by Dr. Staal, received a compensation of more than $75,000 during the last twelve-month period for consulting services rendered to the Corporation.

Majority of Directors will be independent

As of the date of this Circular, the Board of Directors considers that currently five members of the Board of Directors are independent within the meaning of NI 52-110, as it applies to the Board of Directors. Upon the election of the proposed Directors, seven of the nine members of the Board for the ensuing year will be independent within the meaning of NI 52-110, as it applies to the Board of Directors, and a majority of the Directors will therefore be independent.

Independent Directors hold regularly scheduled closed meetings

During the last completed financial year ended February 29, 2016, the independent Directors held at least four (4) scheduled meetings at which non-independent Directors and members of management were not in attendance.

Attendance record of Directors for Board meetings

Since the beginning of fiscal year ended February 29, 2016, the Board of Directors has held 8 meetings. Attendance of Directors at the meetings is indicated in the table below:

Board Members	Meeting Attendance in Person	Telephone Meeting Attendance	Total Attendance
Pierre Fitzgibbon	5/8	3/8	8/8
Katherine Crewe	4/6	2/6	6/6
Ronald Denis	6/8	1/8	7/8
James S. Hamilton	8/8	-	8/8
John M. Moretz	2/8	6/8	8/8
François R. Roy	3/6	3/6	6/6
Leendert H. Staal	3/6	2/6	5/6

Mr. Fitzgibbon, an independent Director, acts as Chairman of the Board. His duties and responsibilities consist in the oversight of the quality and integrity of the Board of Directors' practices.

BOARD MANDATE

How the Board delineates its role and responsibilities

There is no specific mandate for the Board of Directors, since the Board has plenary power. Any responsibility that is not delegated to senior management or a committee of the Board remains with the full Board of Directors.

POSITION DESCRIPTIONS

How the Board delineates the role and responsibilities of the chair and the chair of each Board committee

No written position description has been developed for the chair of the Board of Directors and for the chairs of each committee. The primary role and responsibility of the chair of each committee of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined in the Board committee's charter; (ii) chair meetings of the committee; (iii) report thereon to the Board of Directors; and (iv) act as liaison between the committee and the Board of Directors and, if necessary, management of the Corporation.

How the Board delineates the role and responsibilities of the CEO

The Board of Directors has not developed a written position description for the CEO. The CEO's objectives are discussed and decided during a Board of Directors meeting following the CEO's presentation of the Corporation's annual plan. These objectives include a general mandate to maximize Shareholder value. The Board of Directors approves the CEO's objectives for the Corporation on an annual basis.

ORIENTATION AND CONTINUING EDUCATION

Measures the Board takes to orient new Directors

The Corporation provides orientation for new appointees to the Board of Directors and committees in the form of informal meetings with members of the Board and senior management, complemented by presentations on the main areas of the Corporation's business.

Measures the Board takes to ensure that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors

The Board does not formally provide continuing education to its Directors. The Directors are experienced members. The Board of Directors relies on professional assistance when judged necessary in order to be educated/updated on a particular topic.

ETHICAL BUSINESS CONDUCT

Code of Business Conduct and Ethics

The Board of Directors adopted a Code of Business Conduct and Ethics (the "Code of Conduct") for its Directors, officers and employees on May 31, 2007, as amended from time to time, which can be found on SEDAR at www.sedar.com and on the Corporation's web site on www.neptunebiotech.com. A copy of the Code of Conduct can also be obtained by contacting the Corporate Secretary of the Corporation. Since its adoption by the Board of Directors, any breach of the Code of Ethics must be brought to the attention of the Board of Directors by the CEO or other senior executive of the Corporation. No material change report has ever been filed which pertains to any conduct of a Director or executive officer that constitutes a breach to the Code of Conduct.

The Board of Directors also adopted the following policies: (i) disclosure policy, (ii) insider trading policy, (iii) majority voting policy, (iv) management compensation policy, (v) board compensation and ownership policy, and (vi) whistleblower policy.

Steps the Board takes to ensure Directors exercise independent judgement

The Board of Directors actively monitors compliance with the Code of Conduct and promotes a business environment where employees are encouraged to report malfeasance, irregularities and other concerns. The Code of Conduct provides for specific procedures for reporting non-compliant practices in a manner which, in the opinion of the Board of Directors, encourages and promotes a culture of ethical business conduct.

In addition, under the Civil Code of Québec, to which the Corporation is subject as a legal person incorporated under the Business Corporations Act (Québec) (L.R.Q., c. S-31), a Director of the Corporation must immediately disclose to the Board of Corporation any situation that may place him in a conflict of interest. Any such declaration of interest is recorded in the minutes of proceeding of the Board of Directors of the Corporation. The Director abstains, except if required, from the discussion and voting on the question. In addition, it is the policy of the Corporation that an interested Director recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

NOMINATION OF DIRECTORS

The Board of Directors receives recommendations from the GHR Committee, but retains responsibility for managing its own affairs by, among other things, giving its approval for the composition and size of the Board of Directors, and the selection of candidates nominated for election to the Board of Directors. The GHR Committee shall initially evaluate candidates for election as Directors, having regard to the background, employment and qualifications of possible candidates.

The selection of nominees for the Board of Directors is made by the other members of the Board, based on the needs of the Corporation and the qualities required to sit on the Board of Directors, including ethical character, integrity and maturity of judgment of the candidates; the level of experience of the candidates, their ideas regarding the material aspects of the business of the Corporation, the expertise of the candidates in fields relevant to the Corporation while complementing the training and experience of the other members of the Board of Directors; the will and ability of the candidates to devote the necessary time to their duties to the Board of Directors and its committees, the will of the candidates to serve on the Board of Directors for numerous consecutive financial periods and finally, the will of the candidates to refrain from engaging in activities which conflict with the responsibilities and duties of a Director of the Corporation and its Shareholders. The Corporation researches the training and qualifications of potential new Directors which seem to correspond to the selection criteria of the Board of Directors and, depending on the results of said research, organizes meetings with the potential candidates.

In the case of incumbent Directors whose terms of office are set to expire, the Corporation will review such Directors' overall service to the Corporation during their term of office, including the number of meetings attended, level of participation, quality of performance and any transactions of such Directors with the Corporation during their term of office.

The Corporation may use various sources in order to identify the candidates for the Board of Directors, including its own contacts and the references of other Directors, officers, advisors of the Corporation and executive placement agencies. The Corporation will consider Director candidates recommended by Shareholders and will evaluate such Director candidates in the same manner in which it evaluates candidates recommended by other sources. In making recommendations for Director nominees for the annual meeting of Shareholders, the Corporation will consider any written recommendations of Director candidates by Shareholders received by the Corporate Secretary of the Corporation no later than 120 days before the anniversary of the previous year's annual meeting of Shareholders. Recommendations must be made in accordance with the Corporation's advance notice by-law no. 2013-1 and include the candidate's name, contact information and a statement of the candidate's background and qualifications, and must be mailed to the Corporation.

Following the selection of the candidates by the Board of Directors, the Corporation will propose a list of candidates to the Shareholders, for the annual meeting of the Corporation.

The GHR Committee fulfills the functions of a nominating committee.

COMPENSATION

The GHR Committee has the responsibility of evaluating the compensation, performance incentives as well as the benefits granted to the Corporation's upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board of Directors of the Corporation. This committee also reviews the amount and method of compensation granted to the Directors. The GHR Committee may mandate an external firm in order to assist it during the execution of its mandate. The GHR Committee considers time commitment, comparative fees and responsibilities in determining compensation. With respect to the compensation of the Corporation's officers, see "Compensation of Named Executive Officers – Compensation Discussion and Analysis" above.

The GHR Committee is only composed of independent members within the meaning of NI 52-110, namely Mr. John M. Moretz, who acts as Chair of the Committee, Dr. Ronald Denis, and Mr. Pierre Fitzgibbon.

OTHER BOARD COMMITTEES

In addition to the Audit Committee, the Corporation also has the GHR Committee. In addition to its responsibility on compensation and nomination mentioned above, the GHR is responsible to review our corporate governance practices and procedures, to monitor relationships and communication between management and the Board of Directors, monitor emerging best practices in corporate governance and oversight of governance matters and assessing the Board of Directors and its committees. The GHR Committee is also in charge of establishing the procedure which must be followed by the Corporation in order for it to comply with the guidelines of the TSX regarding corporate governance.

ASSESSMENTS

The Board of Directors, its committees and each Director of the Corporation are subject to periodic evaluations of their efficacy and contribution at least once a year. The evaluation procedure consists in identifying any shortcomings and implementing adjustments proposed by Directors for the Board of Directors and each of its committees. Among other things, these adjustments deal with the level of preparation of Directors, management and consultants employed by the Corporation, the relevance and sufficiency of the documentation provided to Directors and the time allowed to Directors for discussion and debate of items on the agenda.

DIRECTOR TERM LIMITS

The Board has actively considered the issue of term limits for Directors and will continue to do so. At this time, the Board does not believe that it is in the best interests of the Corporation to establish a limit on the number of times a Director may stand for election. While such a limit could help create an environment where fresh ideas and viewpoints are available to the Board, a director term limit could also disadvantage the Corporation through the loss of the beneficial contribution of directors who have developed increasing knowledge of, and insight into, the Corporation and its operations, over a period of time. As the Corporation operates in a unique industry, it is difficult to find qualified directors with the appropriate background and experience and the introduction of a director term limit would impose further difficulty.

POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND AMONGST EXECUTIVE OFFICERS

The Corporation has not adopted a formal written policy regarding diversity amongst executive officers and members of the Board of Directors, including mechanisms for board renewal, in connection with, among other things, the identification and nomination of women Directors. Nevertheless, the Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board of Directors.

Rather than considering the level of representation of women for directorship and executive officer positions when making board or executive officer appointments, Neptune considers all candidates based on their merit and qualifications relevant to the specific role. While Neptune recognizes the benefits of diversity at all levels within its organization, it does not currently have any targets, rules or formal policies that specifically require the identification, consideration, nomination or appointment of candidates for directorship or executive management positions or that would otherwise force the composition of the Corporation's Board of Directors and executive management team. Currently, Neptune does not have any women who are executive officers of the Corporation. There is currently one woman, Ms. Katherine Crewe, who serves on the Board of Directors which represents one out of the seven current Directors.

ADDITIONAL INFORMATION

Additional financial and other information relating to the Corporation is included in its audited annual and unaudited quarterly financial statements, annual and quarterly management discussion and analysis, annual information form and other continuous disclosure documents, which are available on SEDAR at www.sedar.com.

In addition, copies of the Corporation's Annual Report, financial statements and management information circular, all as filed on SEDAR, may be obtained from the Corporate Secretary of the Corporation upon request. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a Shareholder.

AUTHORIZATION

The Board of Directors of the Corporation has approved the contents and the mailing of this Circular.

DATED at Laval, Québec, as at June 14, 2016

BY ORDER OF THE BOARD OF DIRECTORS /s/ Jean-Daniel Bélanger
________________________________
Jean-Daniel Bélanger
Corporate Secretary